UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter International Inc. and Subsidiaries
Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(224) 948-2000

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Index
December 31, 2019 and 2018

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019	3

Notes to Financial Statements	4-12

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2019	13-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
the Baxter International Inc. and Subsidiaries Incentive Investment Plan
Deerfield, Illinois

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Baxter International Inc. and Subsidiaries Incentive Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2010.

Oak Brook, Illinois
June 29, 2020

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018 (in thousands)

	2019	2018
Assets
Investments
Cash and cash equivalents	$7,869	$16,831
Common stock (including securities on loan of zero in 2019 and 2018)	377,615	365,035
U.S. government and government agency issues (including securities on loan of $5,844 in 2019 and $13,662 in 2018)	46,687	39,354
Corporate and other obligations (including securities on loan of $780 in 2019 and $618 in 2018)	25,956	19,772
Common-collective trusts	1,571,456	1,241,614
Self-managed fund	72,765	59,925
Collateral held on loaned securities	6,768	14,570
Total investments at fair value	2,109,116	1,757,101
Synthetic guaranteed investment contracts at contract value	548,990	547,365
Total investments	2,658,106	2,304,466
Receivables
Notes receivables from participants	36,258	35,407
Sponsor contribution	20,300	18,969
Accrued interest and dividends	886	848
Due from brokers for securities sold	3,724	76
Total receivables	61,168	55,300
Total assets	2,719,274	2,359,766
Liabilities
Accounts payable	1,955	2,412
Due to brokers for securities purchased	5,699	3,216
Collateral to be paid on loaned securities	6,768	14,570
Total liabilities	14,422	20,198
Net assets available for benefits	$2,704,852	$2,339,568

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019 (in thousands)

2019
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$430,727
Interest	16,715
Dividends	2,786
Net investment income	450,228
Participant loan interest	3,832
Contributions
Sponsor	50,487
Participant	81,614
Total contributions	132,101
Total additions	586,161
Deductions from net assets attributed to
Benefits paid	216,669
Plan Expenses	4,208
Total deductions	220,877
Net increase	365,284
Net assets available for benefits
Beginning of year	2,339,568
End of year	$2,704,852

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

1.General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan, the predecessor of which originally became effective on January 1, 1960. The Plan was created for the purpose of providing retirement benefits to United States employees of Baxter International Inc. (the Sponsor or the Company) and its subsidiaries, and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the United States Internal Revenue Code. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation limited to a maximum of $19,000 and $18,500 a year in 2019 and 2018, respectively. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $6,000 per year in “catch-up” contributions in 2019 and 2018, respectively. Newly hired employees are deemed to have elected to contribute 4% of compensation (increased by 1% per year to a total of 10%) unless they make a contrary election. The Company matches a participant’s savings contributions on a dollar for dollar basis up to 3.0% of the participant’s compensation, and matches any contributions between 3% and 4% of compensation at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, so that the maximum matching contribution for participants who contribute at least 4% of their compensation is 3.5% of compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan.

Participants are immediately vested in the elective contributions and matching contribution plus actual earnings thereon. The additional non-matching contributions become fully vested after three years of service. Participants are fully vested in the Company’s non-matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to the loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participants’ accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund.  Effective January 1, 2018, participant balances in the Baxter Common Stock Fund were limited to no more than 25 percent of the participant’s total Plan account balance, subject to certain grandfathering exceptions for those participants whose balance exceeded 25 percent as of the effective date. Participants may not direct contributions to the Self-Managed Fund but can transfer funds into the Self-Managed Fund from other investment options. In 2019 notice was provided to participants that effective October 1, 2020, the Baxter Common Stock fund will be liquidated and discontinued. Effective January 1, 2018, the Plan eliminated the Cardinal Common Stock Fund, the Edwards Lifesciences Common Stock Fund and the Shire Stock Fund (collectively, the Funds). Actual common shares held in these Funds were liquidated as of December 31, 2017 and the balances in these Funds as of that date consisted of cash balances only. The cash balances invested in these Funds were automatically transferred in early January 2018 and were reinvested in the Plan’s qualified default investment alternative. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

2.Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments and Collateral
The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of cash and a short-term investment fund. Cash is valued at cost, which approximates fair value. The fair value of the short-term investment fund is based on the net asset value. The investment objective for this fund is to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.
U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.
Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.
Common-collective trusts	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 6 for more information on the securities lending program.
Collateral to be paid on loaned securities Self-managed fund	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Value based on the fair value of the underlying securities in the fund. Fund contains holdings of cash and cash equivalents, common stock, corporate and other obligations and holdings with registered investment companies. Registered investment companies are valued based upon the closing price from a national security exchange on the valuation date.

Income Recognition
Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Fully Benefit-responsive Investment Contracts
The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

These Plan investments are presented at contract value on the Statements of Net Assets Available for Benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk.

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan Sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants
Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees
Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants, the Plan’s record keeping and trustee fees, and certain legal and communication expenses are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other
Due from brokers for securities sold and due to brokers for securities purchased represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties
The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments in U.S. government and government agency issues and corporate and other obligations underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations). The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:
A.U.S. employees of Baxter or its subsidiaries which have adopted the Plan;

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

B. U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and
C. U.S. employees who are not leased employees.

4.Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and Voya Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee (the Administrator) administers the Plan and serves as the Plan fiduciary per American Institute of Certified Public Accountants standards. Members of the Administrative Committee are appointed by the Compensation Committee of the Board of Directors of Baxter and are employees of Baxter. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Investment Committee are appointed by the Audit Committee of the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:
•Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;
•Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and
•Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

The following tables summarize the Plan’s assets and liabilities that are measured at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Cash and cash equivalents	$7,869	$5,418	$2,451
Common stock	377,615	377,615	—
U.S. government and government agency issues	46,687	—	46,687
Corporate and other obligations	25,956	—	25,956
Self-managed fund	72,765	56,479	16,286
Common-collective trusts (A)	1,571,456	—	—
Collateral held on loaned securities	6,768	—	6,768
Total assets	$2,109,116	$439,512	$98,148
Liability
Collateral to be paid on loaned securities	$6,768	$—	$6,768

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Cash and cash equivalents	$16,831	$—	$16,831
Common stock:	365,035	365,035	—
U.S. government and government agency issues	39,354	—	39,354
Corporate and other obligations	19,772	—	19,772
Self-managed fund	59,925	46,581	13,344
Common-collective trusts (A)	1,241,614	—	—
Collateral held on loaned securities	14,570	—	14,570
Total assets	$1,757,101	$411,616	$103,871
Liability
Collateral to be paid on loaned securities	$14,570	$—	$14,570

(A)The common-collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits. This category includes index funds and target date retirement funds for which the underlying investments may vary. These funds provide for daily redemptions by the Plan at reported net asset values per share and there are currently no redemption restrictions or unfunded commitments on these investments.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrowers bear the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by any of the Borrowers, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole. The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2019 and 2018, the Plan had securities on loan with a fair value of $6.6 million and $14.3 million, respectively, with cash collateral received of $6.8 million and $14.6 million, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2019 and 2018, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2019 and 2018, the cash collateral received is reflected at its fair value of $6.8 million and $14.6 million, respectively, in the Statements of Net Assets Available for Benefits.

Non-cash collateral of $1.6 million received for securities on loan at December 31, 2019 consisted of U.S. government and government agency issues held by the Trustee on behalf of the Plan. Non-cash collateral of $2.6 million received for securities on loan at December 31, 2018, consisted of U.S. government and government agency issues, equity securities and corporate and other obligations held by the Trustee on behalf of the Plan . Non-cash collateral is not included with the collateral balance on the Statements of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $28 thousand and $26 thousand for 2019 and 2018, respectively. Securities lending income is classified as interest income in the Statement of Changes in Net Assets Available for Benefits.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

7. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8. Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated February 6, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). While the Plan has been amended since receiving this letter, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

9.Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2019 and 2018, the Plan held shares of registered investment companies of SSgA, and participation units in common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian and Charles Schwab, the brokerage provider; loans with participants; shares of common stock, shares of registered investment companies, units of common-collective trusts, fixed income securities, or bonds managed by AllianceBernstein, Northern Trust Corporation, Loomis Sayles, and Vanguard, investment managers for the Plan; shares of common stock, bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts and shares of registered investment companies in various affiliates of Voya Institutional Plan Services, LLC, the recordkeeper. The Plan held shares of common stock of Baxter, the Plan Sponsor. At December 31, 2019 and 2018, the Plan, inclusive of shares within the Plan’s self-managed fund, held 1,682,928 and 2,129,936 shares of common stock of Baxter, valued at $140.7 million and $140.2 million, respectively. In 2019, approximately $1.5 million of dividend income, $20.5 million of net realized gains upon sale of shares and $17.1 million of net unrealized gains for share appreciation was included in the statement of changes in net assets available for benefits related to shares of Baxter common stock held by the Plan. Additionally, at December 31, 2019 and 2018, the Plan held notes receivable from participants of $36.3 million and $35.4 million, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA. The Plan also

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

reimburses Baxter, the Plan Sponsor for certain expenses incurred related to investment oversight, administration and compliance activities.

10.Subsequent Events

The Novel Coronavirus Pandemic or COVID-19 (Coronavirus) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods and social distancing, have caused material disruption to businesses globally resulting in increased unemployment, a potential recession and increased economic uncertainty. Depending on its length and severity, the Coronavirus and the related containment actions may significantly affect the Plan’s net assets available for benefits and changes in net assets available for benefits, including lower investment valuations and returns and increases in credit allowance exposure. The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers to mitigate health risks create significant uncertainty. The Plan will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Plan, but the effects could be material and may continue, emerge or accelerate into 2021. The recordkeeper of the Plan is closely monitoring the volatility in the market and providing valuable analysis and insights to participants.

In 2020, the Plan adopted several relief provisions from the Coronavirus Aid Relief and Economic Security Act (CARES Act). Specifically, a Coronavirus-related Distribution (CRD) of up to $100,000 (subject to availability of funds in the participants account) through December 30, 2020 will be permitted dependent upon certain eligibility requirements. Although the CRD is taxable, the 10% early withdrawal penalty and the 20% mandatory withholding will not apply to CRDs. A CRD may be included in gross income immediately or ratably over three years, at the participants discretion. The participant also has the option to repay the distribution over a three-year period. Additionally, loan maximum limits are increased up to the lesser of 100% of the participants vested account balance or $100,000 (less the highest loan balance within the last twelve months). The loan maximum limit increase is effective from March 27, 2020 through September 22, 2020. The participant may delay loan repayments on new or existing loans through December 31, 2020 for loan repayments outstanding as of March 27, 2020 through December 31, 2020. In January 2021, the loan will be re-amortized over the remaining term of the loan, including accrued interest, plus the length of the suspension period. The loan administrator will be waiving fees from April 1, 2020 through September 30, 2020 for all new loan issues. Further, required minimum distributions are waived for all participants and beneficiaries in 2020.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Cash & Cash Equivalents:
	CAD Dollar	Cash	$—	$5,698
	US Dollar	Cash	—	5,411,848
*	State Street Bank & Trust Co	Short-term Investment Fund	—	477,123
*	State Street Bank & Trust Co	Short-term Investment Fund	—	361,551
*	State Street Bank & Trust Co	Short-term Investment Fund	—	269,939
*	State Street Bank & Trust Co	Short-term Investment Fund	—	245,481
	Treasury Bill	0.01% 9 Jan 2020	—	192,717
	Treasury Bill	0.01% 16 Jan 2020	—	216,290
	Treasury Bill	0.01% 2 Feb 2020	—	688,395
	Cash & Cash Equivalents		—	7,869,042
	Common Stock:
	Adidas Ag Sponsored	Common Stock	—	2,717,504
	Adobe Inc Common Stock	Common Stock	—	6,538,806
	Airbus Se	Common Stock	—	2,230,551
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	—	1,263,914
	Alibaba Group Holding	Common Stock	—	7,665,949
	Alphabet Inc Cl A Common Stock	Common Stock	—	6,748,106
	Alphabet Inc Cl A Common Stock	Common Stock	—	370,266
	Alphabet Inc Cl C Common Stock	Common Stock	—	6,783,687
	Amazon.Com Inc Common Stock	Common Stock	—	12,706,758
	American International Group Common Stock	Common Stock	—	519,451
	American Tower Corp Reit	Common Stock	—	1,838,809
	Aon Plc Common Stock	Common Stock	—	277,620
	Apple Inc Common Stock	Common Stock	—	9,028,711
	Applied Materials Inc Common Stock	Common Stock	—	370,629
	Astrazeneca Plc	Common Stock	—	4,129,242
	Bank Of America Corp Common Stock	Common Stock	—	481,602
*	Baxter International Inc Common Stock	Common Stock	—	140,451,580
	Berkshire Hathaway Inc Cl B Common Stock	Common Stock	—	682,052
	Biomarin Pharmaceutical Inc Common Stock	Common Stock	—	1,445,057
	Boeing Co/The Common Stock	Common Stock	—	4,285,626
	Boston Scientific Corp Common Stock	Common Stock	—	1,119,134
	Broadcom Inc Common Stock	Common Stock	—	2,806,812
	Capital One Financial Corp Common Stock	Common Stock	—	726,462
	Chevron Corp Common Stock	Common Stock	—	380,735
	Chipotle Mexican Grill Inc Common Stock	Common Stock	—	2,556,299
	Chubb Ltd Common Stock	Common Stock	—	245,893
	Citigroup Inc Common Stock	Common Stock	—	623,116
	Comcast Corp Class A Common Stock	Common Stock	—	450,649

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Costco Wholesale Corp Common Stock	Common Stock	—	4,880,370
Coupa Software Inc Common Stock	Common Stock	—	933,499
Crown Castle Intl Corp Reit	Common Stock	—	1,141,003
Danaher Corp W/D Common Stock	Common Stock	—	2,480,105
Delta Air Lines Inc Common Stock	Common Stock	—	525,410
Dexcom Inc Common Stock	Common Stock	—	1,581,922
Eaton Corp Plc Common Stock	Common Stock	—	420,827
Edwards Lifesciences Corp Common Stock	Common Stock	—	2,188,340
Elanco Animal Health Inc Common Stock	Common Stock	—	385,257
Eli Lilly + Co Common Stock	Common Stock	—	1,100,762
Eqt Corp Common Stock	Common Stock	—	322,847
Estee Lauder Companies Cl A Common Stock	Common Stock	—	4,180,910
Exact Sciences Corp Common Stock	Common Stock	—	918,899
Facebook Inc Class A Common Stock	Common Stock	—	6,991,805
Fleetcor Technologies Inc Common Stock	Common Stock	—	2,901,451
General Motors Co Common Stock	Common Stock	—	439,043
Home Depot Inc Common Stock	Common Stock	—	2,668,779
Illumina Inc Common Stock	Common Stock	—	3,724,310
Intuitive Surgical Inc Common Stock	Common Stock	—	3,342,521
Jetblue Airways Corp Common Stock	Common Stock	—	348,391
Jpmorgan Chase + Co Common Stock	Common Stock	—	1,472,224
Kering Unsponsored	Common Stock	—	3,899,609
Lennar Corp A Common Stock	Common Stock	—	388,324
Lululemon Athletica Inc Common Stock	Common Stock	—	3,911,246
Marriott International Cl A Common Stock	Common Stock	—	1,655,938
Marsh + Mclennan Cos Common Stock	Common Stock	—	296,987
Mastercard Inc A Common Stock	Common Stock	—	10,065,583
Merck + Co. Inc. Common Stock	Common Stock	—	435,506
Microsoft Corp Common Stock	Common Stock	—	14,312,315
Microsoft Corp Common Stock	Common Stock	—	311,395
Mondelez International Inc A Common Stock	Common Stock	—	290,936
Morgan Stanley Common Stock	Common Stock	—	565,273
Netflix Inc Common Stock	Common Stock	—	7,201,923
Nike Inc Cl B Common Stock	Common Stock	—	5,306,141
Novartis Ag Sponsored	Common Stock	—	659,087
Nvidia Corp Common Stock	Common Stock	—	4,752,169
Nxp Semiconductors Nv Common Stock	Common Stock	—	414,625
Oracle Corp Common Stock	Common Stock	—	358,304
Paypal Holdings Inc Common Stock	Common Stock	—	3,157,645
Perrigo Co Plc Common Stock	Common Stock	—	510,039
Pfizer Inc Common Stock	Common Stock	—	326,866

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

	Qualcomm Inc Common Stock	Common Stock	—	2,189,759
	S+P Global Inc Common Stock	Common Stock	—	2,678,840
	Sabre Corp Common Stock	Common Stock	—	432,023
	Safran Sa	Common Stock	—	3,549,319
	Salesforce.Com Inc Common Stock	Common Stock	—	8,326,913
	Sensata Technologies Holding Common Stock	Common Stock	—	428,146
	Servicenow Inc Common Stock	Common Stock	—	2,590,002
	Shopify Inc Class A Common Stock	Common Stock	—	2,402,681
	Splunk Inc Common Stock	Common Stock	—	2,985,454
	Square Inc A Common Stock	Common Stock	—	1,056,314
	Svb Financial Group Common Stock	Common Stock	—	408,956
	Tesla Inc Common Stock	Common Stock	—	6,125,047
	Thermo Fisher Scientific Inc Common Stock	Common Stock	—	384,893
	Total Sa	Common Stock	—	461,351
	Twilio Inc A Common Stock	Common Stock	—	1,116,449
	Uber Technologies Inc Common Stock	Common Stock	—	1,000,374
	Union Pacific Corp Common Stock	Common Stock	—	2,710,789
	Unitedhealth Group Inc Common Stock	Common Stock	—	449,882
	Vertex Pharmaceuticals Inc Common Stock	Common Stock	—	2,192,390
	Viacomcbs Inc Class B Common Stock	Common Stock	—	364,646
	Visa Inc Class A Shares Common Stock	Common Stock	—	8,214,177
	Walmart Inc Common Stock	Common Stock	—	258,128
	Walt Disney Co/The Common Stock	Common Stock	—	2,630,537
	Workday Inc Class A Common Stock	Common Stock	—	3,444,662
	Common Stock		—	377,615,338
**	U.S. Government and Government Agency Issues:
	Fed Hm Ln Pc Pool C48827 Fg	6% 1 Mar 2031	—	741
	Fed Hm Ln Pc Pool G12334 Fg	5% 1 Sep 2021	—	3,951
	Fed Hm Ln Pc Pool G61658 Fg	5% 1 Aug 2048	—	155,213
	Fed Hm Ln Pc Pool Q39583 Fg	4.5% 1 Mar 2046	—	15,285
	Fed Hm Ln Pc Pool Q45166 Fg	3.5% 1 Dec 2046	—	418,183
	Fed Hm Ln Pc Pool Q46522 Fg	3.5% 1 Mar 2047	—	30,177
	Fed Hm Ln Pc Pool Q47881 Fg	4% 1 May 2047	—	22,640
	Fed Hm Ln Pc Pool Q48185 Fg	4% 1 May 2047	—	64,114
	Fed Hm Ln Pc Pool Q48734 Fg	4% 1 Jun 2047	—	76,823
	Fed Hm Ln Pc Pool Q48748 Fg	4% 1 Jun 2047	—	55,661
	Fed Hm Ln Pc Pool Q51803 Fg	3.5% 1 Nov 2047	—	51,515
	Fed Hm Ln Pc Pool Q53695 Fg	3.5% 1 Jan 2048	—	321,770
	Fed Hm Ln Pc Pool Q54625 Fg	4.5% 1 Mar 2048	—	115,597
	Fed Hm Ln Pc Pool Q55879 Fg	4.5% 1 May 2048	—	116,111
	Fed Hm Ln Pc Pool Q56813 Fg	4.5% 1 Jun 2048	—	68,406

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Fed Hm Ln Pc Pool Q58016 Fg	4.5% 1 Aug 2048	—	104,059
Fed Hm Ln Pc Pool Qa0599 Fr	3.5% 1 Jul 2049	—	65,200
Fed Hm Ln Pc Pool Sd0136 Fr	3% 1 Oct 2049	—	174,291
Fed Hm Ln Pc Pool Sd8001 Fr	3.5% 1 Jul 2049	—	552,903
Fed Hm Ln Pc Pool Sd8002 Fr	4.5% 1 Jul 2049	—	1,063,321
Fed Hm Ln Pc Pool Sd8004 Fr	3% 1 Aug 2049	—	38,818
Fed Hm Ln Pc Pool Sd8007 Fr	4.5% 1 Aug 2049	—	303,650
Fed Hm Ln Pc Pool Sd8027 Fr	4.5% 1 Nov 2049	—	224,437
Fed Hm Ln Pc Pool Sd8029 Fr	2.5% 1 Dec 2049	—	671,578
Fed Hm Ln Pc Pool V84664 Fg	4.5% 1 Sep 2048	—	112,895
Fed Hm Ln Pc Pool V85168 Fg	4.5% 1 Jan 2049	—	402,377
Fed Hm Ln Pc Pool Zt0713 Fr	4.5% 1 Oct 2048	—	286,416
Fnma Pool 256398 Fn	6% 1 Sep 2021	—	1,570
Fnma Pool 725690 Fn	6% 1 Aug 2034	—	33,155
Fnma Pool 748115 Fn	6% 1 Oct 2033	—	9,594
Fnma Pool 815316 Fn	5.5% 1 May 2035	—	62,693
Fnma Pool 885504 Fn	6% 1 Jun 2021	—	1,599
Fnma Pool 902793 Fn	6.5% 1 Nov 2036	—	17,253
Fnma Pool Ah4008 Fn	4% 1 Mar 2041	—	157,926
Fnma Pool An7247 Fn	2.95% 1 Nov 2027	—	35,967
Fnma Pool An7384 Fn	2.88% 1 Dec 2027	—	30,685
Fnma Pool An7560 Fn	2.9% 1 Dec 2027	—	56,102
Fnma Pool Ap6604 Fn	3% 1 Sep 2042	—	403,216
Fnma Pool Aq9715 Fn	3% 1 Jan 2043	—	55,023
Fnma Pool As7409 Fn	4.5% 1 Jun 2046	—	83,778
Fnma Pool As7580 Fn	3% 1 Jul 2046	—	42,874
Fnma Pool As7611 Fn	2.5% 1 Jul 2046	—	49,589
Fnma Pool As7660 Fn	2.5% 1 Aug 2046	—	94,050
Fnma Pool As8073 Fn	2.5% 1 Oct 2046	—	78,417
Fnma Pool Au4359 Fn	4.5% 1 Sep 2043	—	106,416
Fnma Pool Aw0206 Fn	4.5% 1 Feb 2044	—	51,895
Fnma Pool Ay6582 Fn	3.5% 1 Feb 2045	—	47,289
Fnma Pool Bc1170 Fn	4.5% 1 Jun 2046	—	32,972
Fnma Pool Bc3473 Fn	3.5% 1 Jan 2046	—	41,039
Fnma Pool Bc7230 Fn	3.5% 1 Apr 2046	—	29,777
Fnma Pool Bd1410 Fn	3.5% 1 Jun 2046	—	35,793
Fnma Pool Bd2217 Fn	4.5% 1 Jul 2046	—	12,618
Fnma Pool Bd3032 Fn	3.5% 1 Sep 2046	—	34,504
Fnma Pool Bd6459 Fn	3.5% 1 Sep 2046	—	60,851
Fnma Pool Bd9324 Fn	3.5% 1 Oct 2046	—	28,330
Fnma Pool Bd9442 Fn	3.5% 1 Nov 2046	—	31,024

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Fnma Pool Be1670 Fn	4% 1 Oct 2046	—	52,008
Fnma Pool Be4442 Fn	3% 1 Nov 2046	—	26,856
Fnma Pool Be4446 Fn	3.5% 1 Nov 2046	—	36,980
Fnma Pool Be6469 Fn	3% 1 Dec 2046	—	62,793
Fnma Pool Be9612 Fn	3.5% 1 Jun 2047	—	36,706
Fnma Pool Bf0175 Fn	2.5% 1 Jan 2057	—	137,022
Fnma Pool Bf0290 Fn	2.5% 1 Aug 2058	—	168,615
Fnma Pool Bh0156 Fn	3.5% 1 Mar 2047	—	58,618
Fnma Pool Bh4186 Fn	3.5% 1 Jan 2048	—	53,584
Fnma Pool Bh4266 Fn	4% 1 Jun 2047	—	91,046
Fnma Pool Bh5863 Fn	4.5% 1 May 2047	—	55,683
Fnma Pool Bh6738 Fn	3.5% 1 Aug 2047	—	37,937
Fnma Pool Bh7892 Fn	4% 1 Nov 2047	—	30,971
Fnma Pool Bh9314 Fn	3.5% 1 Sep 2047	—	40,611
Fnma Pool Bj0428 Fn	4% 1 Oct 2047	—	38,794
Fnma Pool Bj0466 Fn	4% 1 Nov 2047	—	58,159
Fnma Pool Bj1908 Fn	3.5% 1 Nov 2047	—	47,625
Fnma Pool Bj2763 Fn	4.5% 1 May 2048	—	108,172
Fnma Pool Bk0016 Fn	4.5% 1 Mar 2048	—	84,554
Fnma Pool Bk0916 Fn	5% 1 Jul 2048	—	108,799
Fnma Pool Bk6898 Fn	4% 1 Jul 2048	—	72,729
Fnma Pool Bk6899 Fn	4.5% 1 Jul 2048	—	30,022
Fnma Pool Bk6904 Fn	4.5% 1 Aug 2048	—	25,003
Fnma Pool Bk8865 Fn	4.5% 1 Sep 2048	—	75,111
Fnma Pool Bn0841 Fn	4% 1 Oct 2048	—	104,907
Fnma Pool Ca4427 Fn	3% 1 Oct 2049	—	54,527
Fnma Pool Ca4613 Fn	3.5% 1 Nov 2049	—	988,897
Fnma Pool Ca4736 Fn	3% 1 Nov 2049	—	490,372
Fnma Pool Ma0734 Fn	4.5% 1 May 2031	—	77,929
Fnma Pool Ma2705 Fn	3% 1 Aug 2046	—	39,544
Fnma Pool Ma2737 Fn	3% 1 Sep 2046	—	84,546
Fnma Pool Ma2781 Fn	2.5% 1 Oct 2046	—	840,266
Fnma Pool Ma3351 Fn	3% 1 Apr 2048	—	138,724
Fnma Pool Ma3537 Fn	4.5% 1 Dec 2048	—	1,473,602
Fnma Pool Ma3692 Fn	3.5% 1 Jul 2049	—	371,453
Fnma Pool Ma3693 Fn	4% 1 Jul 2049	—	706,683
Fnma Pool Ma3744 Fn	3% 1 Aug 2049	—	53,362
Fnma Pool Ma3746 Fn	4% 1 Aug 2049	—	890,997
Fnma Pool Ma3747 Fn	4.5% 1 Aug 2049	—	267,750
Fnma Pool Ma3774 Fn	3% 1 Sep 2049	—	1,378,177
Fnma Pool Ma3786 Fn	5% 1 Sep 2049	—	87,987

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Fnma Pool Ma3803 Fn	3.5% 1 Oct 2049	—	1,493,150
Fnma Pool Ma3834 Fn	3% 1 Nov 2049	—	859,989
Fnma Pool Ma3849 Fn	5% 1 Nov 2049	—	83,671
Fnma Pool Ma3870 Fn	2.5% 1 Dec 2049	—	671,656
Fnma Pool Ma3871 Fn	3% 1 Dec 2049	—	529,143
Freddie Mac Notes	6.25% 15 Jul 2032	—	56,857
Gnma Ii Pool 751415 G2	4.041% 20 Aug 2061	—	934
Gnma Ii Pool 756731 G2	5.075% 20 Mar 2062	—	128
Gnma Ii Pool 766519 G2	4.33% 20 May 2062	—	981
Gnma Ii Pool 766522 G2	4.342% 20 Nov 2062	—	9,683
Gnma Ii Pool 766544 G2	4.375% 20 Dec 2062	—	11,108
Gnma Ii Pool 766549 G2	4.494% 20 Jul 2062	—	2,290
Gnma Ii Pool 767659 G2	4.631% 20 Sep 2063	—	107,369
Gnma Ii Pool 771800 G2	4.637% 20 Jan 2064	—	51,895
Gnma Ii Pool 798510 G2	4.65% 20 Jan 2064	—	103,099
Gnma Ii Pool Aa1698 G2	4.141% 20 Feb 2063	—	29,960
Gnma Ii Pool Aa7548 G2	4.629% 20 Apr 2064	—	198,901
Gnma Ii Pool Ab8466 G2	3.971% 20 Sep 2063	—	225,300
Gnma Ii Pool Ac0988 G2	4.305% 20 Jul 2063	—	22,024
Gnma Ii Pool Ac9906 G2	4.21% 20 May 2063	—	16,726
Gnma Ii Pool Ac9910 G2	4.408% 20 Jul 2063	—	19,725
Gnma Ii Pool Ah1430 G2	4.567% 20 Apr 2065	—	60,248
Gnma Ii Pool An4723 G2	4.431% 20 May 2065	—	159,461
Gnma Ii Pool Ma6273 G2	2.5% 20 Nov 2049	—	160,596
Gnma Ii Pool Ma6328 G2	2.5% 20 Dec 2049	—	48,763
Mex Bonos Desarr Fix Rt Bonds	6.5% 10 Jun 2021	—	171,781
Mex Bonos Desarr Fix Rt Bonds	5.75% 5 Mar 2026	—	782,239
Oman Gov Interntl Bond Sr Unsecured 144A	3.875% 8 Mar 2022	—	199,924
Republica Orient Uruguay Sr Unsecured 144A	8.5% 15 Mar 2028	—	100,399
Republica Orient Uruguay Sr Unsecured 144A	9.875% 20 Jun 2022	—	87,617
Saudi International Bond Sr Unsecured 144A	3.25% 26 Oct 2026	—	291,293
State Of Qatar Sr Unsecured 144A	3.875% 23 Apr 2023	—	208,352
Tenn Valley Authority Sr Unsecured	4.875% 15 Jan 2048	—	149,105
Tenn Valley Authority Sr Unsecured	5.25% 15 Sep 2039	—	156,413
Tenn Valley Authority Sr Unsecured	4.625% 15 Sep 2060	—	94,818
Tenn Valley Authority Sr Unsecured	4.25% 15 Sep 2065	—	366,101
Treasury Bill	0.01% 9 Jan 2020	—	1,187,406
Treasury Bill	0.01% 20 Feb 2020	—	1,823,571
Tsy Infl Ix N/B	1% 15 Feb 2046	—	1,196,211
Tsy Infl Ix N/B	0.875% 15 Feb 2047	—	946,874
Tsy Infl Ix N/B	1% 15 Feb 2049	—	1,553,025

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

	Tsy Infl Ix N/B	0.25% 15 Jan 2025	—	546,237
	Tsy Infl Ix N/B	0.125% 15 Jul 2024	—	1,253,338
	US Treasury N/B	3.75% 15 Nov 2043	—	296,780
	US Treasury N/B	3.125% 15 May 2048	—	637,937
	US Treasury N/B	3.375% 15 Nov 2048	—	131,313
	US Treasury N/B	2.375% 15 Nov 2049	—	429,054
	US Treasury N/B	2.875% 15 Aug 2028	—	494,906
	US Treasury N/B	3.125% 15 Nov 2028	—	6,411,141
	US Treasury N/B	2.625% 15 Feb 2029	—	313,974
	US Treasury N/B	2.375% 15 May 2029	—	959,703
	US Treasury N/B	1.75% 30 Jun 2024	—	222,740
	US Treasury N/B	1.375% 31 Oct 2020	—	44,305
	US Treasury N/B	1.625% 15 Aug 2029	—	711,971
	US Treasury N/B	1.75% 15 Nov 2029	—	496,089
	US Treasury N/B	1.75% 31 Dec 2026	—	1,134,403
	US Treasury N/B	1.75% 31 Dec 2024	—	1,534,429
	U.S. Government and Government Agency Issues		—	46,687,358
**	Corporate and Other Obligations:
	Acwa Power Mgmt Invst Sr Secured 144A	5.95% 15 Dec 2039	—	209,881
	Air Lease Corp Sr Unsecured	3.75% 1 Jun 2026	—	180,574
	Altria Group Inc Company Guar	4.4% 14 Feb 2026	—	80,462
	Amazon.Com Inc Sr Unsecured	4.25% 22 Aug 2057	—	313,003
	American Express Co Sr Unsecured	2.5% 30 Jul 2024	—	209,659
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 8 Jul 2021	—	18,860
	Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	—	1,270
	Americredit Automobile Receiva Amcar 2017 2 A3	1.98% 20 Dec 2021	—	6,173
	Apple Inc Sr Unsecured	2.05% 11 Sep 2026	—	181,271
	Apple Inc Sr Unsecured	2.2% 11 Sep 2029	—	179,136
	At+T Inc Sr Unsecured	4.35% 15 Jun 2045	—	5,327
	At+T Inc Sr Unsecured	4.75% 15 May 2046	—	16,753
	At+T Inc Sr Unsecured	4.5% 9 Mar 2048	—	62,144
	At+T Inc Sr Unsecured	5.25% 1 Mar 2037	—	88,429
	At+T Inc Sr Unsecured	5.45% 1 Mar 2047	—	147,110
	Avis Budget Rental Car Funding Aesop 2016 1A A 144A	2.99% 20 Jun 2022	—	109,703
	Avis Budget Rental Car Funding Aesop 2017 1A A 144A	3.07% 20 Sep 2023	—	150,559
	Avis Budget Rental Car Funding Aesop 2019 1A A 144A	3.45% 20 Mar 2023	—	100,964
	Bacardi Ltd Company Guar 144A	5.15% 15 May 2038	—	111,524
	Bacardi Ltd Company Guar 144A	5.3% 15 May 2048	—	194,918
	Banco Santander Chile Sr Unsecured 144A	3.875% 20 Sep 2022	—	203,332
	Bangkok Bank PCL/HK Sr Unsecured 144A	4.05% 19 Mar 2024	—	297,973
	Bank Bank 2019 Bn22 A4	2.978% 15 Nov 2062	—	146,953

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Bank Bank 2019 Bn24 A3	2.96% 15 Nov 2062	—	70,833
Bank Of America Corp Sr Unsecured	5.625% 1 Jul 2020	—	316,555
Bank Of America Corp Sr Unsecured	5% 13 May 2021	—	138,899
Bank Of America Corp Sr Unsecured	3.559% 23 Apr 2027	—	406,822
Bank Of Montreal Sr Unsecured	3.1% 13 Apr 2021	—	95,280
Barclays Plc Sr Unsecured	2.875% 8 Jun 2020	—	454,814
Bat Capital Corp Company Guar	2.789% 6 Sep 2024	—	366,915
Bharti Airtel Internatio Company Guar 144A	5.35% 20 May 2024	—	209,581
Biogen Inc Sr Unsecured	2.9% 15 Sep 2020	—	59,645
Bnp Paribas Sr Unsecured 144A	2.819% 19 Nov 2025	—	314,544
Boston Gas Company Sr Unsecured 144A	3.001% 1 Aug 2029	—	30,312
Braskem America Finance Company Guar 144A	7.125% 22 Jul 2041	—	372,874
Burlingtn North Santa Fe Sr Unsecured	3.55% 15 Feb 2050	—	223,576
Canadian Imperial Bank Sr Unsecured	2.32539% 17 Mar 2023	—	202,960
Capital One Na Sr Unsecured	2.15% 6 Sep 2022	—	247,127
Carmax Auto Owner Trust Carmx 2019 4 A2A	2.01% 15 Mar 2023	—	108,610
Caterpillar Finl Service Sr Unsecured	2.15% 8 Nov 2024	—	69,360
Citigroup Commercial Mortgage Cgcmt 2019 C7 A4	3.102% 15 Dec 2072	—	162,998
Citigroup Commercial Mortgage Cgcmt 2019 Gc43 A4	3.038% 10 Nov 2052	—	183,103
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	—	158,755
Citigroup Inc Subordinated	4.05% 30 Jul 2022	—	211,436
Cnh Industrial Cap Llc Company Guar	4.375% 5 Apr 2022	—	82,415
Coinstar Funding, Llc Coin 2017 1A A2 144A	5.216% 25 Apr 2047	—	182,618
Colony American Finance Ltd Cafl 2015 1 A 144A	2.896% 15 Oct 2047	—	20,474
Colony American Finance Ltd Cafl 2019 3 A 144A	2.705% 15 Oct 2052	—	98,513
Comcast Corp Company Guar	2.65% 1 Feb 2030	—	109,017
Cometa Energia Sa Sr Secured 144A	6.375% 24 Apr 2035	—	207,982
Comm Mortgage Trust Comm 2013 Gam A2 144A	3.367% 10 Feb 2028	—	99,107
Contl Airlines 2007 1 Pass Thru Ce	5.983% 19 Oct 2023	—	201,564
Contl Airlines 2012 2 A Pass Thru Ce	4% 29 Apr 2026	—	123,819
Corning Inc Sr Unsecured	5.45% 15 Nov 2079	—	189,210
Cvs Health Corp Sr Unsecured	4.3% 25 Mar 2028	—	75,464
Cvs Health Corp Sr Unsecured	5.05% 25 Mar 2048	—	210,496
Dnb Bank Asa Sr Unsecured 144A	2.15% 2 Dec 2022	—	356,976
Drive Auto Receivables Trust Drive 2017 Aa C 144A	2.98% 18 Jan 2022	—	2,184
El Puerto De Liverpool Company Guar 144A	3.875% 6 Oct 2026	—	286,875
Embraer Netherlands Fina Company Guar	5.05% 15 Jun 2025	—	162,274
Enel Americas Sa Sr Unsecured	4% 25 Oct 2026	—	30,641
Enel Generacion Chile Sa Sr Unsecured	4.25% 15 Apr 2024	—	46,788
Energy Transfer Operatng Company Guar	6.05% 1 Jun 2041	—	311,984
Energy Transfer Operatng Company Guar	5.2% 1 Feb 2022	—	41,397

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Enrgy Trans Pt/Reg Fin Company Guar	5% 1 Oct 2022	—	52,342
Equifax Inc Sr Unsecured	7% 1 Jul 2037	—	190,435
Fanniemae Aces Fna 2015 M15 A2	2.92261% 25 Oct 2025	—	142,641
Fanniemae Aces Fna 2015 M17 A2	2.93414% 25 Nov 2025	—	61,090
Fanniemae Aces Fna 2016 M4 A2	2.576% 25 Mar 2026	—	95,137
Fanniemae Aces Fna 2017 M14 A2	2.87586% 25 Nov 2027	—	167,744
Fanniemae Aces Fna 2017 M15 A2	2.95932% 25 Sep 2027	—	25,703
Fanniemae Aces Fna 2017 M3 A2	2.483% 25 Dec 2026	—	74,870
Fanniemae Aces Fna 2017 M7 A2	2.961% 25 Feb 2027	—	61,464
Fanniemae Aces Fna 2018 M1 A2	2.98536% 25 Dec 2027	—	107,961
Fanniemae Aces Fna 2018 M10 A2	3.38436% 25 Jul 2028	—	21,085
Fanniemae Aces Fna 2018 M2 A2	2.90241% 25 Jan 2028	—	51,240
Fanniemae Aces Fna 2018 M7 A2	3.052% 25 Mar 2028	—	310,545
Fanniemae Aces Fna 2018 M8 A2	3.32514% 25 Jun 2028	—	36,736
Fhlmc Multifamily Structured P Fhms K058 A2	2.653% 25 Aug 2026	—	20,223
Fhlmc Multifamily Structured P Fhms K061 A2	3.347% 25 Nov 2026	—	63,074
Fhlmc Multifamily Structured P Fhms K062 A2	3.413% 25 Dec 2026	—	47,497
Fhlmc Multifamily Structured P Fhms K063 A2	3.43% 25 Jan 2027	—	52,821
Fhlmc Multifamily Structured P Fhms K069 A2	3.187% 25 Sep 2027	—	10,431
Fhlmc Multifamily Structured P Fhms K071 A2	3.286% 25 Nov 2027	—	10,492
Fhlmc Multifamily Structured P Fhms K072 A2	3.444% 25 Dec 2027	—	79,491
Fhlmc Multifamily Structured P Fhms K073 A2	3.35% 25 Jan 2028	—	79,021
Fhlmc Multifamily Structured P Fhms K074 A2	3.6% 25 Jan 2028	—	155,202
Fhlmc Multifamily Structured P Fhms K081 A2	3.9% 25 Aug 2028	—	316,791
Fhlmc Multifamily Structured P Fhms K082 A2	3.92% 25 Sep 2028	—	65,656
Fhlmc Multifamily Structured P Fhms K084 A2	3.78% 25 Oct 2028	—	102,861
Fhlmc Multifamily Structured P Fhms K725 A2	3.002% 25 Jan 2024	—	71,344
Fhlmc Multifamily Structured P Fhms K727 A2	2.946% 25 Jul 2024	—	111,859
Florida Power + Light Co 1St Mortgage	3.15% 1 Oct 2049	—	169,694
Ford Motor Credit Co Llc Sr Unsecured	5.75% 1 Feb 2021	—	305,608
Ford Motor Credit Co Llc Sr Unsecured	3.336% 18 Mar 2021	—	198,850
General Electric Co Subordinated	5.3% 11 Feb 2021	—	25,454
General Motors Co Sr Unsecured	5% 1 Apr 2035	—	193,821
Georgetown University Unsecured	5.215% 31 Dec 2099	—	44,198
Georgetown University Unsecured	4.315% 1 Apr 2049	—	41,315
Goldman Sachs Bank Usa Sr Unsecured	2.15893% 24 May 2021	—	113,541
Goldman Sachs Group Inc Sr Unsecured	5.25% 27 Jul 2021	—	186,408
Goldman Sachs Group Inc Sr Unsecured	3.625% 22 Jan 2023	—	154,172
Goldman Sachs Group Inc Subordinated	6.75% 1 Oct 2037	—	191,917
Government National Mortgage A Gnr 2015 H13 Fg	2.17425% 20 Apr 2065	—	54,714
Grupo Televisa Sab Sr Unsecured	7.25% 14 May 2043	—	77,787

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	5.38949% 10 Aug 2044	—	60,970
Hasbro Inc Sr Unsecured	3.55% 19 Nov 2026	—	54,657
Hasbro Inc Sr Unsecured	3.9% 19 Nov 2029	—	9,940
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	—	134,736
Hp Enterprise Co Sr Unsecured	6.2% 15 Oct 2035	—	224,935
Huntington Bancshares Sr Unsecured	2.625% 6 Aug 2024	—	195,182
Hyundai Capital America Sr Unsecured 144A	3% 30 Oct 2020	—	198,593
Icahn Enterprises/Fin Company Guar 144A	5.25% 15 May 2027	—	60,550
Invitation Homes Trust Ihsfr 2018 Sfr2 A 144A	2.63975% 17 Jun 2037	—	221,706
Istar Inc Sr Unsecured	4.75% 1 Oct 2024	—	15,339
Istar Inc Sr Unsecured	4.25% 1 Aug 2025	—	189,553
John Deere Capital Corp Sr Unsecured	2.6% 7 Mar 2024	—	45,427
Jpmorgan Chase + Co Sr Unsecured	4.625% 10 May 2021	—	97,026
Jpmorgan Chase + Co Sr Unsecured	4.5% 24 Jan 2022	—	253,868
Jpmorgan Chase + Co Sr Unsecured	2.55% 29 Oct 2020	—	29,740
Jpmorgan Chase + Co Sr Unsecured	2.7% 18 May 2023	—	130,622
Jpmorgan Chase + Co Sr Unsecured	2.739% 15 Oct 2030	—	320,767
Kinder Morgan Ener Part Company Guar	4.3% 1 May 2024	—	137,115
Kinder Morgan Ener Part Company Guar	3.5% 1 Sep 2023	—	92,047
Kinder Morgan Ener Part Company Guar	4.15% 1 Feb 2024	—	156,989
Koppers Inc Company Guar 144A	6% 15 Feb 2025	—	36,180
Lloyds Banking Group Plc Sr Unsecured	3.1% 6 Jul 2021	—	200,479
Lloyds Banking Group Plc Subordinated	4.344% 9 Jan 2048	—	240,427
Methanex Corp Sr Unsecured	5.25% 15 Dec 2029	—	178,459
Mexico City Arpt Trust Sr Secured 144A	5.5% 31 Jul 2047	—	203,536
Microchip Technology Inc Sr Secured	4.333% 1 Jun 2023	—	78,190
Mill City Mortgage Trust Mcmlt 2016 1 A1 144A	2.5% 25 Apr 2057	—	35,438
Molex Electronics Tech Sr Unsecured 144A	2.878% 15 Apr 2020	—	69,171
Molex Electronics Tech Sr Unsecured 144A	3.9% 15 Apr 2025	—	76,404
Morgan Stanley Sr Unsecured	5.5% 26 Jan 2020	—	163,173
Morgan Stanley Sr Unsecured	2.65% 27 Jan 2020	—	222,110
Morgan Stanley Sr Unsecured	2.8% 16 Jun 2020	—	39,637
Morgan Stanley Sr Unsecured	3.7% 23 Oct 2024	—	267,320
Nabors Industries Inc Company Guar	5.1% 15 Sep 2023	—	70,886
National Rural Util Coop Subordinated	4.75% 30 Apr 2043	—	154,266
Nationwide Bldg Society Sr Unsecured 144A	3.622% 26 Apr 2023	—	203,025
Navient Corp Sr Unsecured	6.125% 25 Mar 2024	—	26,768
Northwestern Mutual Life Subordinated 144A	3.625% 30 Sep 2059	—	89,076
Occidental Petroleum Cor Sr Unsecured	2.6% 13 Aug 2021	—	144,149
Office Cherifien Des Pho Sr Unsecured 144A	5.625% 25 Apr 2024	—	218,120
Onslow Bay Financial Llc Obx 2018 Exp1 1A3 144A	4% 25 Apr 2048	—	73,753

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Ooredoo Intl Finance Company Guar 144A	3.25% 21 Feb 2023	—	201,075
Orbia Advance Corp Sab Company Guar 144A	6.75% 19 Sep 2042	—	250,485
Owens Corning Sr Unsecured	4.2% 1 Dec 2024	—	104,138
Planet Fitness Master Issuer L Plnt 2018 1A A2I 144A	4.262% 5 Sep 2048	—	128,790
Pnc Bank Na Sr Unsecured	2.028% 9 Dec 2022	—	247,047
Ppl Electric Utilities 1St Mortgage	3% 1 Oct 2049	—	56,613
Prosus Nv Company Guar 144A	6% 18 Jul 2020	—	250,678
Prosus Nv Company Guar 144A	4.85% 6 Jul 2027	—	215,011
Qep Resources Inc Sr Unsecured	5.25% 1 May 2023	—	9,770
Range Resources Corp Company Guar	4.875% 15 May 2025	—	84,374
Ryder System Inc Sr Unsecured	2.5% 1 Sep 2024	—	104,106
Saci Falabella Sr Unsecured 144A	3.75% 30 Apr 2023	—	201,064
Santander Drive Auto Receivabl Sdart 2016 2 C	2.66% 15 Nov 2021	—	43,671
Santander Drive Auto Receivabl Sdart 2018 2 B	3.03% 15 Sep 2022	—	3,528
Santander Drive Auto Receivabl Sdart 2018 2 C	3.35% 17 Jul 2023	—	4,985
Santander Drive Auto Receivabl Sdart 2019 3 A3	2.16% 15 Nov 2022	—	19,766
Saudi Arabian Oil Co Sr Unsecured 144A	4.375% 16 Apr 2049	—	215,838
Sequoia Mortgage Trust Semt 2017 Ch1 A1 144A	4% 25 Aug 2047	—	186,096
Sequoia Mortgage Trust Semt 2018 Ch1 A1 144A	4% 25 Feb 2048	—	59,145
Sm Energy Co Sr Unsecured	6.125% 15 Nov 2022	—	34,885
Sm Energy Co Sr Unsecured	5.625% 1 Jun 2025	—	88,984
Steel Dynamics Inc Sr Unsecured	3.45% 15 Apr 2030	—	19,971
Sumitomo Mitsui Finl Grp Sr Unsecured	2.696% 16 Jul 2024	—	200,204
Sumitomo Mitsui Finl Grp Sr Unsecured	3.04% 16 Jul 2029	—	201,408
Syngenta Finance Nv Company Guar 144A	3.698% 24 Apr 2020	—	197,987
Telefonica Emisiones Sau Company Guar	5.134% 27 Apr 2020	—	149,426
Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	—	153,635
Texas Instruments Inc Sr Unsecured	2.25% 4 Sep 2029	—	58,464
Thaioil Trsry Center Company Guar 144A	4.875% 23 Jan 2043	—	230,899
Time Warner Cable Llc Sr Secured	5.875% 15 Nov 2040	—	39,643
Time Warner Cable Llc Sr Secured	5.5% 1 Sep 2041	—	137,800
Toronto Dominion Bank Sr Unsecured	2.65% 12 Jun 2024	—	252,726
Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	—	29,267
Towd Point Mortgage Trust Tpmt 2016 2 A1A 144A	2.75% 25 Aug 2055	—	56,649
Towd Point Mortgage Trust Tpmt 2018 3 A1 144A	3.75% 25 May 2058	—	112,126
Toyota Motor Corp Sr Unsecured	2.358% 2 Jul 2024	—	100,082
Transelec Sa Sr Unsecured 144A	4.625% 26 Jul 2023	—	208,717
Transprtdra De Gas Intl Sr Unsecured 144A	5.55% 1 Nov 2028	—	225,740
Ubs Barclays Commercial Mortga Ubsbb 2013 C5 A4	3.1847% 10 Mar 2046	—	101,223
Univar Solutions Usa Inc Company Guar 144A	5.125% 1 Dec 2027	—	66,952
Universal Health Svcs Sr Secured 144A	4.75% 1 Aug 2022	—	104,654

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

	University Of Pennsylvan Sr Unsecured	3.61% 15 Feb 2119	—	60,700
	Virginia Elec + Power Co Sr Unsecured	2.875% 15 Jul 2029	—	30,338
	Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	5.22988% 15 Jun 2044	—	50,272
	Whirlpool Corp Sr Unsecured	4.75% 26 Feb 2029	—	120,952
	Whirlpool Corp Sr Unsecured	4.7% 1 Jun 2022	—	240,156
	World Financial Network Credit Wfnmt 2016 A A	2.03% 15 Apr 2025	—	271,123
	Corporate and Other Obligations		—	25,955,502
	Synthetic Guaranteed Investment Contracts:
	Cash and Cash Equivalents:
*	State Street Bank & Trust Co	Short-term Investment Fund	—	54,943
*	State Street Bank & Trust Co	Short-term Investment Fund	—	3,835,237
*	State Street Bank & Trust Co	Short-term Investment Fund	—	728,669
	Australian Dollar	Cash	—	19
	Cash and Cash Equivalents		—	4,618,868
	U.S. Government and Government Agency Issues:
	Fannie Mae Notes	2.375% 19 Jan 2023	—	2,375,676
	Fed Hm Ln Pc Pool 1L1358 Fh	4.8% 1 May 2036	—	256,530
	Fed Hm Ln Pc Pool G01843 Fg	6% 1 Jun 2035	—	148,899
	Fed Hm Ln Pc Pool G03205 Fg	5.5% 1 Jul 2035	—	27,658
	Fed Hm Ln Pc Pool G08749 Fg	4% 1 Feb 2047	—	281,428
	Fed Hm Ln Pc Pool G12743 Fg	5.5% 1 Aug 2022	—	10,895
	Fed Hm Ln Pc Pool G14725 Fg	2.5% 1 Apr 2028	—	158,798
	Fed Hm Ln Pc Pool G16625 Fg	3% 1 Jun 2031	—	1,277,589
	Fed Hm Ln Pc Pool G60732 Fg	4% 1 Feb 2046	—	566,529
	Fed Hm Ln Pc Pool G60886 Fg	4% 1 Jul 2044	—	434,300
	Fed Hm Ln Pc Pool J16933 Fg	3% 1 Oct 2026	—	8,934
	Fed Hm Ln Pc Pool Q03572 Fg	4% 1 Sep 2041	—	907,380
	Fed Hm Ln Pc Pool Q11095 Fg	3.5% 1 Sep 2042	—	1,229,951
	Fed Hm Ln Pc Pool Q39715 Fg	3.5% 1 Apr 2046	—	129,957
	Fed Hm Ln Pc Pool Q43369 Fg	3.5% 1 Oct 2046	—	271,223
	Fed Hm Ln Pc Pool Q46343 Fg	4% 1 Feb 2047	—	315,013
	Fed Hm Ln Pc Pool Q51345 Fg	3.5% 1 Oct 2047	—	148,983
	Fed Hm Ln Pc Pool Q59042 Fg	4.5% 1 Oct 2048	—	1,364,045
	Fed Hm Ln Pc Pool Q59738 Fg	5% 1 Nov 2048	—	316,351
	Fed Hm Ln Pc Pool Qa4520 Fr	3.5% 1 Nov 2049	—	270,965
	Fed Hm Ln Pc Pool Qa4525 Fr	3.5% 1 Oct 2049	—	202,023
	Fed Hm Ln Pc Pool Ra1419 Fr	3.5% 1 Sep 2049	—	721,612
	Fed Hm Ln Pc Pool Ra1573 Fr	3.5% 1 Oct 2049	—	508,802
	Fed Hm Ln Pc Pool U92432 Fg	4% 1 Feb 2044	—	187,651
	Fed Hm Ln Pc Pool V82290 Fg	4% 1 Apr 2046	—	313,095
	Fed Hm Ln Pc Pool Za2758 Fr	2.5% 1 Jul 2027	—	699,659

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Fed Hm Ln Pc Pool Zs6993 Fr	2.5% 1 Jul 2029	—	521,281
Fed Hm Ln Pc Pool Zt1955 Fr	3% 1 May 2049	—	1,279,698
Federal Home Loan Bank Bonds	1.875% 29 Nov 2021	—	1,817,181
Federal Home Loan Bank Bonds	2.125% 11 Feb 2020	—	342,397
Fnma Pool 254693 Fn	5.5% 1 Apr 2033	—	48,324
Fnma Pool 725222 Fn	5.5% 1 Feb 2034	—	59,094
Fnma Pool 725423 Fn	5.5% 1 May 2034	—	45,976
Fnma Pool 725424 Fn	5.5% 1 Apr 2034	—	20,408
Fnma Pool 725690 Fn	6% 1 Aug 2034	—	19,465
Fnma Pool 725946 Fn	5.5% 1 Nov 2034	—	52,882
Fnma Pool 914789 Fn	4.691% 1 Apr 2037	—	245,594
Fnma Pool 931745 Fn	5% 1 Aug 2024	—	294,746
Fnma Pool 986148 Fn	5.5% 1 Jan 2038	—	354,853
Fnma Pool Ab5519 Fn	3.5% 1 Jul 2042	—	801,005
Fnma Pool Ab5688 Fn	3.5% 1 Jul 2037	—	282,475
Fnma Pool Ab6282 Fn	3.5% 1 Sep 2042	—	1,255,616
Fnma Pool Ab6801 Fn	3.5% 1 Nov 2042	—	188,472
Fnma Pool Ab7016 Fn	4% 1 Nov 2042	—	714,830
Fnma Pool Ab7462 Fn	3.5% 1 Jan 2043	—	194,098
Fnma Pool Ab9096 Fn	4% 1 Apr 2043	—	489,829
Fnma Pool Ae9758 Fn	4% 1 Dec 2040	—	259,126
Fnma Pool Al0139 Fn	4.483% 1 Feb 2039	—	106,908
Fnma Pool Al1489 Fn	3.5% 1 Feb 2042	—	119,930
Fnma Pool Al9848 Fn	3% 1 Mar 2047	—	1,273,098
Fnma Pool Ao4163 Fn	3.5% 1 Jun 2042	—	822,324
Fnma Pool Ao8169 Fn	3.5% 1 Sep 2042	—	564,834
Fnma Pool Aq0543 Fn	3.5% 1 Nov 2042	—	1,049,978
Fnma Pool Aq6238 Fn	3.5% 1 Dec 2042	—	256,778
Fnma Pool Ar4445 Fn	3% 1 Mar 2043	—	258,877
Fnma Pool Ar9225 Fn	3% 1 Mar 2043	—	1,068,303
Fnma Pool As3955 Fn	4% 1 Dec 2044	—	1,775,069
Fnma Pool As6922 Fn	3.5% 1 Apr 2046	—	1,939,487
Fnma Pool As7023 Fn	4% 1 Apr 2046	—	991,819
Fnma Pool As8028 Fn	2.5% 1 Sep 2031	—	798,581
Fnma Pool As8483 Fn	3% 1 Dec 2046	—	3,338,682
Fnma Pool At2020 Fn	3.5% 1 Apr 2043	—	676,831
Fnma Pool At3008 Fn	3.5% 1 Apr 2043	—	70,476
Fnma Pool Au1628 Fn	3% 1 Jul 2043	—	1,010,863
Fnma Pool Au6109 Fn	4% 1 Sep 2043	—	223,837
Fnma Pool Au6743 Fn	4% 1 Oct 2043	—	513,465
Fnma Pool Bc5980 Fn	3.5% 1 Apr 2046	—	165,986

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Fnma Pool Bd2440 Fn	3.5% 1 Jan 2047	—	788,598
Fnma Pool Bd6399 Fn	3.5% 1 Sep 2046	—	290,379
Fnma Pool Bd7074 Fn	3% 1 Mar 2047	—	1,290,568
Fnma Pool Bd7595 Fn	4% 1 Sep 2046	—	123,262
Fnma Pool Bd9698 Fn	3.5% 1 Dec 2046	—	190,375
Fnma Pool Be0183 Fn	3.5% 1 Dec 2046	—	300,955
Fnma Pool Be2929 Fn	3.5% 1 Dec 2046	—	509,713
Fnma Pool Be4503 Fn	3.5% 1 Dec 2046	—	397,202
Fnma Pool Bj0648 Fn	3.5% 1 Mar 2048	—	1,321,041
Fnma Pool Bj7463 Fn	4% 1 Dec 2048	—	351,767
Fnma Pool Bj8777 Fn	3.5% 1 Sep 2049	—	301,970
Fnma Pool Bn6715 Fn	4% 1 Jun 2049	—	741,445
Fnma Pool Bo3250 Fn	3.5% 1 Nov 2049	—	542,383
Fnma Pool Ca1354 Fn	3.5% 1 Mar 2048	—	552,178
Fnma Pool Ca2187 Fn	4% 1 Aug 2048	—	97,327
Fnma Pool Ca2369 Fn	4.5% 1 Sep 2048	—	466,800
Fnma Pool Ca2370 Fn	4.5% 1 Sep 2048	—	719,990
Fnma Pool Ca4429 Fn	3.5% 1 Oct 2049	—	748,043
Fnma Pool Ca4430 Fn	3.5% 1 Oct 2049	—	743,826
Fnma Pool Fm1080 Fn	3.5% 1 May 2034	—	1,282,427
Fnma Pool Fm1409 Fn	3.5% 1 Aug 2034	—	1,345,124
Fnma Pool Ma1217 Fn	4% 1 Oct 2042	—	502,523
Fnma Pool Ma1404 Fn	3.5% 1 Apr 2043	—	542,415
Fnma Pool Ma2994 Fn	3.5% 1 May 2047	—	1,136,264
Fnma Pool Ma3209 Fn	3% 1 Dec 2047	—	629,343
Fnma Pool Ma3275 Fn	3% 1 Feb 2048	—	1,580,319
Fnma Pool Ma3332 Fn	3.5% 1 Apr 2048	—	1,288,202
Fnma Pool Ma3536 Fn	4% 1 Dec 2048	—	1,030,766
Fnma Pool Ma3614 Fn	3.5% 1 Mar 2049	—	1,128,082
Fnma Pool Ma3747 Fn	4.5% 1 Aug 2049	—	252,042
Fnma Pool Ma3765 Fn	2.5% 1 Sep 2049	—	1,447,609
Fnma Tba 15 Yr 2.5 Single Family Mortgage	2.5% 16 Jan 2035	—	1,361,924
Fnma Tba 15 Yr 3.5 Single Family Mortgage	3.5% 16 Jan 2035	—	1,398,879
Fnma Tba 30 Yr 3.5 Single Family Mortgage	3.5% 14 Jan 2050	—	837,960
Freddie Mac Notes	1.875% 17 Nov 2020	—	2,231,191
Gnma Ii Pool Ma4719 G2	3.5% 20 Sep 2047	—	2,239,451
Honolulu City Cnty Hi Wstwtr Honutl	2.233% 1 Jul 2024	—	73,158
Italy Gov T Int Bond Sr Unsecured	2.375% 17 Oct 2024	—	344,551
Massachusetts St Sch Bldg Auth Masedu	2.078% 15 Oct 2023	—	279,504
Massachusetts St Wtr Resources Maswtr	1.772% 1 Aug 2023	—	142,654
New Jersey St Econ Dev Auth Re Njsdev	4.447% 15 Jun 2020	—	696,691

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

North Carolina State Education Ncsea 2011 2 A2	2.73963% 25 Jul 2025	—	272,521
South Carolina Student Loan Co Scslc 2010 1 A2	2.93963% 25 Jul 2025	—	160,793
Treasury Bill	1.535% 16 Apr 2020	—	2,830,191
Tsy Infl Ix N/B	0.125% 15 Apr 2021	—	1,300,380
Tsy Infl Ix N/B	0.125% 15 Jul 2026	—	1,166,763
Tsy Infl Ix N/B	0.375% 15 Jul 2025	—	2,052,502
Tsy Infl Ix N/B	0.125% 15 Jul 2022	—	4,913,185
Tsy Infl Ix N/B	0.75% 15 Jul 2028	—	301,494
Tsy Infl Ix N/B	0.5% 15 Apr 2024	—	1,399,232
Tsy Infl Ix N/B	0.375% 15 Jul 2023	—	1,739,861
US Treasury N/B	2% 31 Oct 2022	—	6,661,203
US Treasury N/B	2.875% 30 Nov 2023	—	4,426,490
US Treasury N/B	1.125% 30 Jun 2021	—	4,479,934
US Treasury N/B	2.375% 29 Feb 2024	—	1,487,220
US Treasury N/B	2.5% 15 May 2024	—	2,927,566
US Treasury N/B	1.625% 15 Aug 2029	—	2,946,441
US Treasury N/B	1.25% 31 Aug 2024	—	10,382,440
US Treasury N/B	1.5% 30 Sep 2024	—	1,486,534
US Treasury N/B	1.5% 31 Oct 2024	—	1,496,094
US Treasury N/B	5.5% 15 Aug 2028	—	967,768
US Treasury N/B	5.375% 15 Feb 2031	—	828,623
US Treasury N/B	2.25% 15 Nov 2027	—	357,897
US Treasury N/B	2% 30 Nov 2020	—	5,833,647
US Treasury N/B	1.375% 31 Aug 2020	—	437,879
US Treasury N/B	1.375% 30 Sep 2020	—	10,676,643
US Treasury N/B	2.125% 31 Dec 2022	—	616,566
US Treasury N/B	3.5% 15 May 2020	—	7,107,432
US Treasury N/B	1.25% 31 Mar 2021	—	9,966,158
US Treasury N/B	1.125% 30 Jun 2021	—	434,783
US Treasury N/B	1.125% 30 Sep 2021	—	4,473,359
US Treasury N/B	1.625% 31 Oct 2023	—	952,820
US Treasury N/B	4.5% 15 Feb 2036	—	243,157
US Treasury N/B	2.125% 30 Nov 2023	—	3,668,958
US Treasury N/B	1.75% 30 Nov 2021	—	3,477,500
US Treasury N/B	2.25% 31 Dec 2023	—	1,490,748
US Treasury N/B	2.375% 15 Mar 2022	—	1,531,811
US Treasury N/B	1.625% 31 Jul 2020	—	1,551,965
US Treasury N/B	1.75% 31 May 2022	—	1,429,377
US Treasury N/B	2.375% 15 May 2029	—	373,994
US Treasury N/B	2% 15 Aug 2025	—	272,641
US Treasury N/B	3.125% 15 May 2021	—	698,417

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

US Treasury N/B	1.375% 31 May 2021	—	1,519,426
US Treasury N/B	1.25% 31 Oct 2021	—	911,241
US Treasury N/B	2.25% 30 Apr 2021	—	752,425
US Treasury N/B	1.625% 15 Aug 2029	—	296,994
US Treasury N/B	1.5% 31 Oct 2021	—	8,099,932
US Treasury N/B	2.125% 31 Jul 2024	—	16,701,731
US Treasury N/B	2.875% 15 Nov 2021	—	12,052,972
US Treasury N/B	2.875% 30 Nov 2023	—	5,147,434
US Treasury N/B	2.625% 15 Dec 2021	—	2,447,970
US Treasury N/B	2.625% 15 Feb 2029	—	664,533
US Treasury N/B	2.375% 15 Mar 2022	—	13,214,565
US Treasury N/B	2.125% 31 Mar 2024	—	1,060,469
US Treasury N/B	1.375% 31 Oct 2020	—	925,126
U.S. Government and Government Agency Issues		—	245,314,128
Corporate and Other Obligations:
Abbvie Inc Sr Unsecured	2.5% 14 May 2020	—	77,235
Abbvie Inc Sr Unsecured 144A	2.15% 19 Nov 2021	—	366,847
Abbvie Inc Sr Unsecured 144A	2.95% 21 Nov 2026	—	260,098
Abbvie Inc Sr Unsecured 144A	2.95% 21 Nov 2026	—	220,838
Abbvie Inc Sr Unsecured 144A	2.3% 21 Nov 2022	—	135,641
Abbvie Inc Sr Unsecured 144A	2.6% 21 Nov 2024	—	150,628
Air Lease Corp Sr Unsecured	3.875% 3 Jul 2023	—	294,594
Air Lease Corp Sr Unsecured	3.25% 1 Oct 2029	—	225,362
Aircastle Ltd Sr Unsecured	4.4% 25 Sep 2023	—	310,880
Aircastle Ltd Sr Unsecured	4.25% 15 Jun 2026	—	321,358
Alexandria Real Estate E Company Guar	2.75% 15 Dec 2029	—	90,502
Alexandria Real Estate E Company Guar	4% 15 Jan 2024	—	174,615
Alfa S.A. Sr Unsecured 144A	5.25% 25 Mar 2024	—	244,663
Ally Auto Receivables Trust Allya 2019 4 A3	1.84% 17 Jun 2024	—	706,997
Amazon.Com Inc Sr Unsecured	2.4% 22 Feb 2023	—	353,209
American Electric Power Sr Unsecured	4.3% 1 Dec 2028	—	193,121
American Express Co Sr Unsecured	3.4% 27 Feb 2023	—	735,713
American Express Credit Accoun Amxca 2019 1 A	2.87% 15 Oct 2024	—	443,219
American Express Credit Sr Unsecured	2.6% 14 Sep 2020	—	96,990
American Financial Group Sr Unsecured	3.5% 15 Aug 2026	—	382,366
American Honda Finance Sr Unsecured	3.625% 10 Oct 2023	—	330,854
American Honda Finance Sr Unsecured	2.2% 27 Jun 2022	—	408,025
American Honda Finance Sr Unsecured	1.95% 20 May 2022	—	580,493
American Intl Group Sr Unsecured	6.4% 15 Dec 2020	—	853,244
American Intl Group Sr Unsecured	4.875% 1 Jun 2022	—	452,839
American Tower Corp Sr Unsecured	3% 15 Jun 2023	—	699,572

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	—	3,367
Americredit Automobile Receiva Amcar 2019 2 A3	2.28% 18 Jan 2024	—	968,390
Amgen Inc Sr Unsecured	2.65% 11 May 2022	—	856,128
Anglo American Capital Company Guar 144A	3.625% 11 Sep 2024	—	500,045
Anheuser Busch	3.65% 1 Feb 2026	—	385,559
Aon Corp Company Guar	2.2% 15 Nov 2022	—	731,239
Apple Inc Sr Unsecured	1.8% 11 Sep 2024	—	718,512
Arcelormittal Sr Unsecured	3.6% 16 Jul 2024	—	177,935
Ares Capital Corp Sr Unsecured	4.2% 10 Jun 2024	—	181,708
Asian Development Bank Sr Unsecured	2.25% 20 Jan 2021	—	863,035
Assurant Inc Sr Unsecured	4.2% 27 Sep 2023	—	80,515
At+T Inc Sr Unsecured	4.35% 1 Mar 2029	—	321,736
At+T Inc Sr Unsecured	3.55% 1 Jun 2024	—	278,808
At+T Inc Sr Unsecured	3.6% 15 Jul 2025	—	336,744
At+T Inc Sr Unsecured	3.2% 1 Mar 2022	—	379,949
At+T Inc Sr Unsecured	4.05% 15 Dec 2023	—	743,759
Aust + Nz Banking Grp Ny Sr Unsecured	2.05% 21 Nov 2022	—	730,402
Autonation Inc Company Guar	4.5% 1 Oct 2025	—	181,904
Autonation Inc Company Guar	3.5% 15 Nov 2024	—	208,699
Aviation Capital Group Sr Unsecured 144A	3.875% 1 May 2023	—	258,985
Axis Specialty Finance Company Guar	3.9% 15 Jul 2029	—	100,841
Baker Hughes	2.773% 15 Dec 2022	—	329,421
Baker Hughes	3.337% 15 Dec 2027	—	624,942
Banc Of America Commercial Mor Bacm 2017 Bnk3 A2	3.116% 15 Feb 2050	—	620,569
Banco Santander Sa Sr Unsecured	3.5% 11 Apr 2022	—	198,067
Banco Santander Sa Sr Unsecured	3.125% 23 Feb 2023	—	393,600
Banco Santander Sa Subordinated	5.179% 19 Nov 2025	—	216,027
Bank Bank 2019 Bn17 A4	3.714% 15 Apr 2052	—	575,345
Bank Bank 2019 Bn24 A3	2.96% 15 Nov 2062	—	143,329
Bank Of America Corp Sr Unsecured	3.124% 20 Jan 2023	—	368,560
Bank Of America Corp Sr Unsecured	2.503% 21 Oct 2022	—	569,424
Bank Of America Corp Sr Unsecured	2.738% 23 Jan 2022	—	344,709
Bank Of America Corp Sr Unsecured	3.499% 17 May 2022	—	334,342
Bank Of America Corp Subordinated	3.95% 21 Apr 2025	—	795,804
Bank Of America Corp Subordinated	4.45% 3 Mar 2026	—	55,056
Bank Of Montreal Sr Unsecured	2.5% 28 Jun 2024	—	365,979
Bank Of Montreal Sr Unsecured	2.05% 1 Nov 2022	—	416,215
Bank Of Nova Scotia Sr Unsecured	2% 15 Nov 2022	—	728,988
Bank Of Nova Scotia Sr Unsecured	2.5% 8 Jan 2021	—	72,706
Bank Of The West Auto Trust Bwsta 2017 1 A3 144A	2.11% 15 Jan 2023	—	180,787
Banque Fed Cred Mutuel Sr Unsecured 144A	2.75% 15 Oct 2020	—	193,967

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Barclays Commercial Mortgage S Bbcms 2017 C1 A2	3.189% 15 Feb 2050	—	519,951
Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	—	627,674
Barclays Plc Sr Unsecured	4.338% 16 May 2024	—	513,298
Barclays Plc Sr Unsecured	3.684% 10 Jan 2023	—	321,284
Bat Capital Corp Company Guar	3.215% 6 Sep 2026	—	369,125
Baxalta Inc Company Guar	3.6% 23 Jun 2022	—	107,873
Bb Ubs Trust Bbubs 2012 Tft A 144A	2.8922% 5 Jun 2030	—	559,053
Bbva Usa Sr Unsecured	2.875% 29 Jun 2022	—	386,219
Berkshire Hathaway Energ Sr Unsecured	2.8% 15 Jan 2023	—	259,475
Best Buy Co Inc Sr Unsecured	4.45% 1 Oct 2028	—	386,172
Biogen Inc Sr Unsecured	3.625% 15 Sep 2022	—	206,691
Bnp Paribas Sr Unsecured	2.375% 21 May 2020	—	193,059
Boeing Co Sr Unsecured	2.125% 1 Mar 2022	—	1,039,067
Boston Properties Lp Sr Unsecured	4.125% 15 May 2021	—	345,314
Bp Cap Markets America Company Guar	4.234% 6 Nov 2028	—	343,452
Brighthouse Financial In Sr Unsecured	3.7% 22 Jun 2027	—	269,288
Bristol Myers Squibb Co Sr Unsecured 144A	3.875% 15 Aug 2025	—	369,945
Bristol Myers Squibb Co Sr Unsecured 144A	2.6% 16 May 2022	—	509,626
British Telecommunicatio Sr Unsecured	4.5% 4 Dec 2023	—	513,716
Brixmor Operating Part Sr Unsecured	3.65% 15 Jun 2024	—	317,648
Broadcom Crp / Caymn Fi Company Guar	3.625% 15 Jan 2024	—	327,706
Broadcom Crp / Caymn Fi Company Guar	3.875% 15 Jan 2027	—	367,497
Broadcom Inc Company Guar 144A	3.625% 15 Oct 2024	—	120,293
Broadcom Inc Company Guar 144A	4.25% 15 Apr 2026	—	179,187
Brown Forman Corp Sr Unsecured	3.5% 15 Apr 2025	—	107,965
Bunge Ltd Finance Corp Company Guar	4.35% 15 Mar 2024	—	481,042
Bx Trust Bx 2019 Imc A 144A	2.73975% 15 Apr 2034	—	180,642
Cabot Corp Sr Unsecured	4% 1 Jul 2029	—	480,294
Capital One Financial Co Sr Unsecured	3.75% 9 Mar 2027	—	102,830
Capital One Financial Co Sr Unsecured	3.3% 30 Oct 2024	—	386,537
Capital One Financial Co Sr Unsecured	3.05% 9 Mar 2022	—	339,558
Capital One Multi Asset Execut Comet 2016 A5 A5	1.66% 17 Jun 2024	—	1,105,163
Carmax Auto Owner Trust Carmx 2017 2 A3	1.93% 15 Mar 2022	—	280,485
Carmax Auto Owner Trust Carmx 2017 2 A4	2.25% 15 Sep 2022	—	1,024,251
Carmax Auto Owner Trust Carmx 2017 4 A3	2.11% 17 Oct 2022	—	121,478
Carmax Auto Owner Trust Carmx 2017 4 A4	2.33% 15 May 2023	—	290,340
Caterpillar Finl Service Sr Unsecured	3.65% 7 Dec 2023	—	424,604
Cfcre Commercial Mortgage Trus Cfcre 2016 C4 A4	3.283% 10 May 2058	—	779,520
Charter Comm Opt	4.908% 23 Jul 2025	—	867,266
Chase Issuance Trust Chait 2014 A2 A2	2.77% 15 Mar 2023	—	467,820
Cheniere Corp Christi Hd Sr Secured	5.875% 31 Mar 2025	—	352,290

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Choice Hotels Intl Inc Sr Unsecured	3.7% 1 Dec 2029	—	359,277
Chubb Ina Holdings Inc Company Guar	2.7% 13 Mar 2023	—	4,923
Cigna Corp Company Guar	3.75% 15 Jul 2023	—	449,908
Cigna Corp Company Guar	3.75% 15 Jul 2023	—	97,059
Cigna Corp Company Guar	4.125% 15 Nov 2025	—	118,217
Cigna Corp Company Guar	4.375% 15 Oct 2028	—	160,199
Cigna Corp Company Guar 144A	4.5% 25 Feb 2026	—	68,761
Cigna Corp Company Guar 144A	3.4% 1 Mar 2027	—	284,559
Cigna Corp Company Guar 144A	3.05% 30 Nov 2022	—	221,715
Cisco Systems Inc Sr Unsecured	2.5% 20 Sep 2026	—	142,515
Citibank Na Sr Unsecured	2.844% 20 May 2022	—	731,774
Citigroup Commercial Mortgage Cgcmt 2015 Gc27 A5	3.137% 10 Feb 2048	—	452,590
Citigroup Commercial Mortgage Cgcmt 2016 C1 A4	3.209% 10 May 2049	—	662,074
Citigroup Commercial Mortgage Cgcmt 2016 P6 Aab	3.512% 10 Dec 2049	—	465,658
Citigroup Commercial Mortgage Cgcmt 2019 C7 A4	3.102% 15 Dec 2072	—	338,354
Citigroup Inc Sr Unsecured	2.312% 4 Nov 2022	—	575,360
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	—	513,704
Citigroup Inc Subordinated	3.875% 26 Mar 2025	—	900,517
Citizens Financial Group Sr Unsecured	2.375% 28 Jul 2021	—	770,149
Cnh Equipment Trust Cnh 2017 B A3	1.86% 15 Sep 2022	—	190,304
Comcast Corp Company Guar	3.7% 15 Apr 2024	—	673,463
Comerica Inc Sr Unsecured	3.7% 31 Jul 2023	—	243,217
Comm Mortgage Trust Comm 2013 Sfs A1 144A	1.8726% 12 Apr 2035	—	93,574
Comm Mortgage Trust Comm 2014 Ubs2 A5	3.961% 10 Mar 2047	—	143,165
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.819% 10 Jun 2047	—	546,295
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.819% 10 Jun 2047	—	301,228
Comm Mortgage Trust Comm 2014 Ubs5 A4	3.838% 10 Sep 2047	—	512,971
Comm Mortgage Trust Comm 2014 Ubs6 A5	3.644% 10 Dec 2047	—	818,038
Comm Mortgage Trust Comm 2015 Cr25 A4	3.759% 10 Aug 2048	—	308,408
Comm Mortgage Trust Comm 2015 Cr27 Asb	3.404% 10 Oct 2048	—	838,861
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	—	155,609
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	—	301,178
Comm Mortgage Trust Comm 2015 Pc1 A5	3.902% 10 Jul 2050	—	639,371
Comm Mortgage Trust Comm 2016 Dc2 A5	3.765% 10 Feb 2049	—	776,433
Commonwealth Bank Aust Sr Unsecured 144A	2.25% 10 Mar 2020	—	289,351
Conagra Brands Inc Sr Unsecured	3.8% 22 Oct 2021	—	333,259
Concho Resources Inc Company Guar	3.75% 1 Oct 2027	—	192,654
Consumers Energy Co 1St Mortgage	3.375% 15 Aug 2023	—	277,053
Cooperat Rabobank	2.25% 14 Jan 2020	—	241,012
Cooperatieve Rabobank Ua Company Guar	4.375% 4 Aug 2025	—	423,692
Cooperatieve Rabobank Ua Company Guar	3.75% 21 Jul 2026	—	251,116

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Corp Andina De Fomento Sr Unsecured	3.25% 11 Feb 2022	—	392,155
Cox Communications Inc Sr Unsecured 144A	3.15% 15 Aug 2024	—	277,567
Cox Communications Inc Sr Unsecured 144A	2.95% 30 Jun 2023	—	124,711
Cred Suis Gp Fun Ltd Company Guar	2.75% 26 Mar 2020	—	530,852
Cred Suis Gp Fun Ltd Company Guar	3.8% 15 Sep 2022	—	923,364
Credit Agricole London Sr Unsecured 144A	2.75% 10 Jun 2020	—	241,754
Credit Agricole London Sr Unsecured 144A	3.375% 10 Jan 2022	—	330,467
Credit Based Asset Servicing A Cbass 2003 Cb1 Af	3.95% 25 Jan 2033	—	49,937
Credit Suisse Mortgage Trust Csmc 2014 Usa A2 144A	3.953% 15 Sep 2037	—	680,346
Credit Suisse New York Sr Unsecured	2.1% 12 Nov 2021	—	251,824
Csail Commercial Mortgage Trus Csail 2015 C2 A4	3.504% 15 Jun 2057	—	118,783
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.7182% 15 Aug 2048	—	469,663
Csail Commercial Mortgage Trus Csail 2015 C4 A4	3.8079% 15 Nov 2048	—	411,124
Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.6167% 15 Nov 2048	—	250,443
Csail Commercial Mortgage Trus Csail 2019 C18 A4	2.968% 15 Dec 2052	—	294,100
Cvs Health Corp Sr Unsecured	3.875% 20 Jul 2025	—	295,705
Cvs Health Corp Sr Unsecured	4.1% 25 Mar 2025	—	186,301
Cvs Health Corp Sr Unsecured	3.7% 9 Mar 2023	—	773,698
Cyrusone Lp/Cyrusone Fin Company Guar	2.9% 15 Nov 2024	—	101,608
D.R. Horton Inc Company Guar	2.55% 1 Dec 2020	—	367,931
Daimler Finance Na Llc Company Guar 144A	2.2% 5 May 2020	—	217,007
Daimler Finance Na Llc Company Guar 144A	2.45% 18 May 2020	—	492,284
Delamare Cards Delam 2018 1A A1 144A	2.46388% 19 Nov 2025	—	646,427
Dell Equipment Finance Trust Deft 2017 2 A3 144A	2.19% 24 Oct 2022	—	127,995
Dell Equipment Finance Trust Deft 2019 1 A3 144A	2.83% 22 Mar 2024	—	438,947
Delta Air Lines Inc Sr Unsecured	2.9% 28 Oct 2024	—	525,601
Deutsche Bank Ny Sr Unsecured	3.961% 26 Nov 2025	—	522,051
Dh Europe Finance Ii Company Guar	2.2% 15 Nov 2024	—	313,719
Dh Europe Finance Ii Company Guar	2.2% 15 Nov 2024	—	337,851
Diamondback Energy Inc Company Guar	3.5% 1 Dec 2029	—	475,764
Diamondback Energy Inc Company Guar	2.875% 1 Dec 2024	—	277,946
Dominion Energy Gas Hldg Sr Unsecured	2.5% 15 Nov 2024	—	213,072
Dominion Energy Inc Jr Subordina	3.071% 15 Aug 2024	—	148,961
Dominion Energy Inc Sr Unsecured	2% 15 Aug 2021	—	1,064,879
Drive Auto Receivables Trust Drive 2018 5 A3	3.34% 15 Oct 2022	—	402,354
Drive Auto Receivables Trust Drive 2019 1 A3	3.18% 17 Oct 2022	—	135,289
Drive Auto Receivables Trust Drive 2019 3 A3	2.49% 15 Jun 2023	—	169,481
Dte Energy Co Sr Unsecured	2.25% 1 Nov 2022	—	149,407
Dupont De Nemours Inc Sr Unsecured	4.205% 15 Nov 2023	—	221,755
Dupont De Nemours Inc Sr Unsecured	4.493% 15 Nov 2025	—	228,272
Edison International Sr Unsecured	2.125% 15 Apr 2020	—	516,032

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Enbridge Inc Company Guar	3.125% 15 Nov 2029	—	512,387
Enel Chile Sa Sr Unsecured	4.875% 12 Jun 2028	—	216,238
Energy Transfer Operatng Company Guar	4.25% 15 Mar 2023	—	75,518
Energy Transfer Operatng Company Guar	5.5% 1 Jun 2027	—	248,184
Energy Transfer Operatng Company Guar	4.15% 1 Oct 2020	—	662,503
Energy Transfer Operatng Company Guar	4.5% 15 Apr 2024	—	261,708
Entergy Corp Sr Unsecured	4% 15 Jul 2022	—	319,005
Entergy Texas Inc 1St Mortgage	3.45% 1 Dec 2027	—	359,270
Enterprise Fleet Financing Llc Eff 2017 3 A2 144A	2.13% 22 May 2023	—	111,947
Enterprise Products Oper Company Guar	5.2% 1 Sep 2020	—	250,926
Enterprise Products Oper Company Guar	3.35% 15 Mar 2023	—	344,100
Enterprise Products Oper Company Guar	3.7% 15 Feb 2026	—	405,392
Estee Lauder Co Inc Sr Unsecured	2% 1 Dec 2024	—	77,326
European Investment Bank Sr Unsecured	2.5% 15 Mar 2023	—	849,566
European Investment Bank Sr Unsecured	2.375% 13 May 2021	—	895,401
Evergy Inc Sr Unsecured	2.9% 15 Sep 2029	—	182,298
Eversource Energy Sr Unsecured	2.75% 15 Mar 2022	—	391,364
Exelon Corp Sr Unsecured	2.85% 15 Jun 2020	—	579,725
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	—	423,493
Exelon Generation Co Llc Sr Unsecured	2.95% 15 Jan 2020	—	215,970
Exeter Automobile Receivables Eart 2019 2A A 144A	2.93% 15 Jul 2022	—	198,106
Expedia Group Inc Company Guar	3.8% 15 Feb 2028	—	267,218
Fannie Mae Fnr 2011 99 Ga	3% 25 May 2040	—	148,375
Fannie Mae Fnr 2012 19 Gh	3% 25 Nov 2030	—	679,564
Fannie Mae Fnr 2014 34 Ma	3% 25 Feb 2044	—	609,241
Fanniemae Aces Fna 2015 M17 Fa	2.77638% 25 Nov 2022	—	106,889
Fhlmc Multifamily Structured P Fhms K021 A1	1.603% 25 Jan 2022	—	257,798
Fhlmc Multifamily Structured P Fhms K026 A2	2.51% 25 Nov 2022	—	830,742
Fhlmc Multifamily Structured P Fhms K029 A2	3.32% 25 Feb 2023	—	334,985
Fhlmc Multifamily Structured P Fhms K030 A2	3.25% 25 Apr 2023	—	99,838
Fhlmc Multifamily Structured P Fhms K035 A1	2.615% 25 Mar 2023	—	228,605
Fhlmc Multifamily Structured P Fhms K083 A2	4.05% 25 Sep 2028	—	781,797
Fhlmc Multifamily Structured P Fhms K084 A2	3.78% 25 Oct 2028	—	523,555
Fhlmc Multifamily Structured P Fhms Kj26 A2	2.606% 25 Jul 2027	—	732,066
Fifth Third Bancorp Sr Unsecured	3.5% 15 Mar 2022	—	187,916
Flex Ltd Sr Unsecured	4.875% 15 Jun 2029	—	445,092
Ford Credit Auto Owner Tr	3.19% 15 Jul 2031	—	490,910
Ford Credit Auto Owner Tr	2.31% 15 Aug 2027	—	314,439
Ford Credit Auto Owner Trust Fordo 2016 C A3	1.22% 15 Mar 2021	—	46,702
Ford Credit Auto Owner Trust Fordo 2017 C A3	2.01% 15 Mar 2022	—	222,788
Ford Credit Auto Owner Trust Fordo 2019 C A3	1.87% 15 Mar 2024	—	616,376

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Ford Credit Floorplan Master O Fordf 2017 1 A1	2.07% 15 May 2022	—	453,150
Ford Credit Floorplan Master O Fordf 2017 2 A1	2.16% 15 Sep 2022	—	325,227
Ford Motor Credit Co Llc Sr Unsecured	5.875% 2 Aug 2021	—	284,602
Freddie Mac Scrt Scrt 2019 3 M55D	4% 25 Oct 2058	—	355,577
Freddie Mac Fhr 3910 Jb	3% 15 Dec 2037	—	131,592
Freddie Mac Fhr 4010 Gd	3% 15 Aug 2030	—	1,150,566
Freddie Mac Fhr 4028 Va	4% 15 Mar 2025	—	256,157
Freddie Mac Fhr 4057 Va	4% 15 May 2025	—	357,295
Fs Kkr Capital Corp Sr Unsecured	4.125% 1 Feb 2025	—	376,378
Ge Capital Intl Funding Company Guar	3.373% 15 Nov 2025	—	301,340
General Motors Finl Co Company Guar	5.25% 1 Mar 2026	—	58,800
General Motors Finl Co Company Guar	4.3% 13 Jul 2025	—	72,132
General Motors Finl Co Sr Unsecured	4.15% 19 Jun 2023	—	475,951
General Motors Finl Co Sr Unsecured	5.1% 17 Jan 2024	—	315,008
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	—	346,579
Gilead Sciences Inc Sr Unsecured	3.65% 1 Mar 2026	—	165,076
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	—	1,016,504
Glaxosmithkline Cap Inc Company Guar	3.375% 15 May 2023	—	708,827
Global Payments Inc Sr Unsecured	4% 1 Jun 2023	—	167,358
Gm Financial Securitized Term Gmcar 2018 2 A3	2.81% 16 Dec 2022	—	743,596
Gm Financial Securitized Term Gmcar 2019 4 A3	1.75% 16 Jul 2024	—	210,884
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	—	195,534
Goldman Sachs Group Inc Sr Unsecured	6% 15 Jun 2020	—	149,113
Goldman Sachs Group Inc Sr Unsecured	5.75% 24 Jan 2022	—	336,329
Goldman Sachs Group Inc Sr Unsecured	4% 3 Mar 2024	—	355,433
Goldman Sachs Group Inc Sr Unsecured	2.35% 15 Nov 2021	—	141,302
Goldman Sachs Group Inc Sr Unsecured	3.2% 23 Feb 2023	—	203,174
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	—	425,286
Gs Mortgage Securities Trust Gsms 2013 G1 A2 144A	3.557% 10 Apr 2031	—	433,945
Gs Mortgage Securities Trust Gsms 2019 Boca A 144A	2.93975% 15 Jun 2038	—	247,956
Harley Davidson Finl Ser Company Guar 144A	4.05% 4 Feb 2022	—	368,258
Hartford Finl Svcs Grp Sr Unsecured	5.5% 30 Mar 2020	—	232,333
Hasbro Inc Sr Unsecured	3.55% 19 Nov 2026	—	262,106
Healthcare Trust Of Amer Company Guar	3.5% 1 Aug 2026	—	352,213
Healthpeak Properties Sr Unsecured	3% 15 Jan 2030	—	416,154
Hershey Company Sr Unsecured	3.375% 15 May 2023	—	782,311
Hess Corp Sr Unsecured	4.3% 1 Apr 2027	—	297,099
Honda Auto Receivables Owner T Harot 2016 4 A3	1.21% 18 Dec 2020	—	45,660
Honda Auto Receivables Owner T Harot 2019 4 A3	1.83% 18 Jan 2024	—	682,926
Host Hotels + Resorts Lp Sr Unsecured	3.375% 15 Dec 2029	—	223,723
Host Hotels + Resorts Lp Sr Unsecured	3.75% 15 Oct 2023	—	13,112

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	—	394,851
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	—	138,442
Hp Enterprise Co Sr Unsecured	4.4% 15 Oct 2022	—	96,765
Hp Enterprise Co Sr Unsecured	3.5% 5 Oct 2021	—	54,354
Hsbc Holdings Plc Sr Unsecured	4.292% 12 Sep 2026	—	380,507
Hsbc Holdings Plc Sr Unsecured	5.1% 5 Apr 2021	—	229,956
Hsbc Holdings Plc Sr Unsecured	2.65% 5 Jan 2022	—	925,895
Hyundai Auto Receivables Trust Hart 2019 B A3	1.94% 15 Feb 2024	—	516,087
Hyundai Capital America Sr Unsecured 144A	3.5% 2 Nov 2026	—	503,453
Ing Bank Nv Subordinated 144A	5.8% 25 Sep 2023	—	365,929
Ing Groep Nv Sr Unsecured	3.55% 9 Apr 2024	—	252,242
Ing Groep Nv Sr Unsecured	3.55% 9 Apr 2024	—	287,556
Intel Corp Sr Unsecured	2.45% 15 Nov 2029	—	730,636
Inter American Devel Bk Sr Unsecured	2.5% 18 Jan 2023	—	829,025
Intl Bk Recon + Develop Sr Unsecured	2% 26 Jan 2022	—	864,098
Israel Electric Corp Ltd Sr Secured 144A Regs	5% 12 Nov 2024	—	270,105
Jabil Inc Sr Unsecured	5.625% 15 Dec 2020	—	298,571
Jackson Natl Life Global Secured 144A	3.3% 1 Feb 2022	—	198,259
John Deere Capital Corp Sr Unsecured	2.6% 7 Mar 2024	—	98,613
John Deere Capital Corp Sr Unsecured	1.95% 13 Jun 2022	—	207,699
John Deere Owner Trust Jdot 2017 B A3	1.82% 15 Oct 2021	—	106,342
Jp Morgan Chase Commercial Mor Jpmcc 2019 Cor5 A4	3.3861% 13 Jun 2052	—	371,947
Jpmbb Commercial Mortgage Secu Jpmbb 2014 C21 A4	3.4927% 15 Aug 2047	—	461,555
Jpmbb Commercial Mortgage Secu Jpmbb 2014 C21 A5	3.7748% 15 Aug 2047	—	291,203
Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.3582% 15 Nov 2048	—	1,213,396
Jpmdb Commercial Mortgage Secu Jpmdb 2019 Cor6 A4	3.0565% 13 Nov 2052	—	536,391
Jpmorgan Chase + Co Sr Unsecured	3.207% 1 Apr 2023	—	365,182
Jpmorgan Chase + Co Sr Unsecured	3.514% 18 Jun 2022	—	728,804
Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	—	289,910
Jpmorgan Chase + Co Sr Unsecured	3.782% 1 Feb 2028	—	270,284
Jpmorgan Chase + Co Sr Unsecured	3.22% 1 Mar 2025	—	394,781
Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	—	376,883
Keurig Dr Pepper Inc Company Guar	4.057% 25 May 2023	—	340,602
Key Bank Na Sr Unsecured	3.18% 15 Oct 2027	—	398,335
Key Bank Na Sr Unsecured	2.25% 16 Mar 2020	—	241,140
Key Bank Na Sr Unsecured	2.5% 22 Nov 2021	—	268,095
Kilroy Realty Lp Company Guar	3.05% 15 Feb 2030	—	118,848
Kinder Morgan Ener Part Company Guar	4.15% 1 Feb 2024	—	245,368
Kinder Morgan Ener Part Company Guar	4.15% 1 Mar 2022	—	195,981
Kinder Morgan Ener Part Company Guar	3.95% 1 Sep 2022	—	376,782
Kinder Morgan Ener Part Company Guar	6.85% 15 Feb 2020	—	600,690

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

	Kla Corp Sr Unsecured	4.65% 1 Nov 2024	—	350,240
	Kraft Heinz Foods Co Company Guar	2.47063% 10 Feb 2021	—	574,390
	Kraft Heinz Foods Co Company Guar	3.95% 15 Jul 2025	—	24,499
	Kraft Heinz Foods Co Company Guar	2.8% 2 Jul 2020	—	45,380
	Kraft Heinz Foods Co Company Guar 144A	3.75% 1 Apr 2030	—	230,459
	Kubota Credit Owner Trust Kcot 2018 1A A3 144A	3.1% 15 Aug 2022	—	375,465
	Kubota Credit Owner Trust Kcot 2018 1A A4 144A	3.21% 15 Jan 2025	—	320,724
	Lam Research Corp Sr Unsecured	2.8% 15 Jun 2021	—	126,670
	Lloyds Bank Plc Sr Unsecured	2.25% 14 Aug 2022	—	343,914
	Lloyds Banking Group Plc Sr Unsecured	3.1% 6 Jul 2021	—	582,621
	Lloyds Banking Group Plc Sr Unsecured	4.05% 16 Aug 2023	—	403,765
	Lloyds Banking Group Plc Subordinated	4.582% 10 Dec 2025	—	308,010
	Lstar Commercial Mortgage Trus Lnstr 2016 4 A2 144A	2.579% 10 Mar 2049	—	245,045
	Manuf + Traders Trust Co Sr Unsecured	2.625% 25 Jan 2021	—	242,602
	Marathon Petroleum Corp Sr Unsecured	5.125% 1 Mar 2021	—	152,711
	Marriott International Sr Unsecured	2.125% 3 Oct 2022	—	362,192
	Marriott International Sr Unsecured	4.15% 1 Dec 2023	—	300,028
	Marvell Technology Group Sr Unsecured	4.2% 22 Jun 2023	—	152,706
	Massmutual Global Fundin Secured 144A	2.95% 11 Jan 2025	—	336,679
	Mastercard Inc Sr Unsecured	2% 3 Mar 2025	—	375,026
	Mercedes Benz Auto Lease Trust Mbalt 2019 B A2	2.01% 15 Dec 2021	—	477,342
	Merck + Co Inc Sr Unsecured	2.9% 7 Mar 2024	—	245,696
	Met Life Glob Funding I Secured 144A	2.65% 8 Apr 2022	—	782,627
	Met Life Glob Funding I Secured 144A	2.65% 8 Apr 2022	—	342,399
	Met Life Glob Funding I Sr Secured 144A	2.4% 8 Jan 2021	—	673,288
*	Metlife Inc Sr Unsecured	3.048% 15 Dec 2022	—	433,266
	Microchip Technology Inc Sr Secured	3.922% 1 Jun 2021	—	54,222
	Micron Technology Inc Sr Unsecured	4.975% 6 Feb 2026	—	252,600
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.761% 26 Jul 2023	—	472,228
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.85% 1 Mar 2026	—	407,994
	Mmaf Equipment Finance Llc Mmaf 2019 B A3 144A	2.01% 12 Dec 2024	—	552,649
	Morgan Stanley Baml Trust Msbam 2014 C14 A3	3.669% 15 Feb 2047	—	610,772
	Morgan Stanley Baml Trust Msbam 2014 C16 A5	3.892% 15 Jun 2047	—	295,782
	Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.306% 15 Apr 2048	—	270,999
	Morgan Stanley Sr Unsecured	5.5% 28 Jul 2021	—	316,835
	Morgan Stanley Sr Unsecured	2.625% 17 Nov 2021	—	980,425
	Morgan Stanley Sr Unsecured	3.14588% 20 Jan 2022	—	243,193
	Morgan Stanley Subordinated	4.35% 8 Sep 2026	—	939,554
	Mylan Nv Company Guar	3.15% 15 Jun 2021	—	385,781
	National Oilwell Varco I Sr Unsecured	3.6% 1 Dec 2029	—	232,063
	Nevada Power Co Genl Ref Mor	2.75% 15 Apr 2020	—	1,004,788

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

	New York Life Global Fdg Secured 144A	2.875% 10 Apr 2024	—	755,902
	New York Life Global Fdg Secured 144A	1.95% 11 Feb 2020	—	217,861
	New York Life Global Fdg Secured 144A	2.875% 10 Apr 2024	—	368,005
	New York Life Global Fdg Sr Secured 144A	2.23325% 21 Jan 2022	—	734,181
	New York Life Global Fdg Sr Secured 144A	2.25% 12 Jul 2022	—	457,518
	Nextera Energy Capital Company Guar	2.75% 1 Nov 2029	—	150,216
	Noble Energy Inc Sr Unsecured	3.9% 15 Nov 2024	—	253,750
	Nordea Bank Abp Sr Unsecured 144A	2.5% 17 Sep 2020	—	910,257
	Occidental Petroleum Cor Sr Unsecured	3.2% 15 Aug 2026	—	40,974
	Occidental Petroleum Cor Sr Unsecured	2.9% 15 Aug 2024	—	244,936
	Office Ppty Income Trst Sr Unsecured	4.25% 15 May 2024	—	215,431
	Omega Hlthcare Investors Company Guar	4.5% 15 Jan 2025	—	77,147
	Oracle Corp Sr Unsecured	1.9% 15 Sep 2021	—	724,508
	Orix Corp Sr Unsecured	3.25% 4 Dec 2024	—	160,805
	Oscar Us Funding Trust Oscar 2017 2A A3 144A	2.45% 10 Dec 2021	—	53,521
	Oscar Us Funding Trust Oscar 2017 2A A4 144A	2.76% 10 Dec 2024	—	87,434
	Oscar Us Funding Trust Oscar 2018 2A A4 144A	3.63% 10 Sep 2025	—	497,229
	Paccar Financial Corp Sr Unsecured	2% 26 Sep 2022	—	344,162
	Paccar Financial Corp Sr Unsecured	1.9% 7 Feb 2023	—	323,367
	Paccar Financial Corp Sr Unsecured	2.25% 25 Feb 2021	—	819,016
	Partnerre Finance B Llc Company Guar	3.7% 2 Jul 2029	—	180,379
	Paypal Holdings Inc Sr Unsecured	2.4% 1 Oct 2024	—	272,580
	Penske Truck Leas	4.125% 1 Aug 2023	—	447,774
	Pfizer Inc Sr Unsecured	3.2% 15 Sep 2023	—	100,578
	Pfizer Inc Sr Unsecured	2.95% 15 Mar 2024	—	105,126
	Plains All Amer Pipeline Sr Unsecured	3.6% 1 Nov 2024	—	320,471
	Pnc Bank Na Sr Unsecured	2.6% 21 Jul 2020	—	241,794
	Pnc Bank Na Sr Unsecured	2.232% 22 Jul 2022	—	367,653
	Pnc Financial Services Sr Unsecured	2.6% 23 Jul 2026	—	258,716
	Pnc Financial Services Sr Unsecured	3.3% 8 Mar 2022	—	420,928
	Pricoa Global Funding 1 Secured 144A	2.4% 23 Sep 2024	—	227,997
	Principal Lfe Glb Fnd Ii Secured 144A	2.25% 21 Nov 2024	—	360,545
*	Prudential Financial Inc Sr Unsecured	4.5% 15 Nov 2020	—	279,904
	Public Service Enterpris Sr Unsecured	2.875% 15 Jun 2024	—	157,681
	Quest Diagnostics Inc Sr Unsecured	2.95% 30 Jun 2030	—	101,239
	Raytheon Tech Corp Sr Unsecured	3.95% 16 Aug 2025	—	237,595
	Republic Services Inc Sr Unsecured	2.5% 15 Aug 2024	—	146,255
	Reynolds American Inc Company Guar	4% 12 Jun 2022	—	429,476
	Reynolds American Inc Company Guar	6.875% 1 May 2020	—	127,322
	Royal Bank Of Canada Sr Unsecured	2.55% 16 Jul 2024	—	367,060
	Royal Bk Scotlnd Grp Plc Sr Unsecured	4.269% 22 Mar 2025	—	358,468

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Royal Bk Scotlnd Grp Plc Subordinated	5.125% 28 May 2024	—	303,946
Ryder System Inc Sr Unsecured	2.875% 1 Jun 2022	—	313,223
Ryder System Inc Sr Unsecured	3.875% 1 Dec 2023	—	234,054
S+P Global Inc Company Guar	4.4% 15 Feb 2026	—	307,917
Santander Holdings Usa Sr Unsecured	3.5% 7 Jun 2024	—	198,366
Santander Holdings Usa Sr Unsecured	4.4% 13 Jul 2027	—	405,987
Santander Holdings Usa Sr Unsecured 144A	3.244% 5 Oct 2026	—	384,994
Santander Uk Plc Sr Unsecured	2.875% 18 Jun 2024	—	369,741
Schlumberger Hldgs Corp Sr Unsecured 144A	3.9% 17 May 2028	—	419,032
Seagate Hdd Cayman Company Guar	4.875% 1 Mar 2024	—	169,592
Sempra Energy Sr Unsecured	2.9% 1 Feb 2023	—	132,727
Shell International Fin Company Guar	2.375% 7 Nov 2029	—	329,883
Shire Acq Inv Ireland Da Company Guar	3.2% 23 Sep 2026	—	363,615
Southern Copper Corp Sr Unsecured	3.875% 23 Apr 2025	—	364,217
Spectra Energy Partners Company Guar	3.5% 15 Mar 2025	—	469,208
Starwood Retail Property Trust Srpt 2014 Star A 144A	3.20975% 15 Nov 2027	—	152,962
Starwood Retail Property Trust Srpt 2014 Star A 144A	3.20975% 15 Nov 2027	—	424,895
Steel Dynamics Inc Sr Unsecured	3.45% 15 Apr 2030	—	39,018
Steel Dynamics Inc Sr Unsecured	2.8% 15 Dec 2024	—	121,272
Sumitomo Mitsui Finl Grp Sr Unsecured	2.696% 16 Jul 2024	—	366,694
Sumitomo Mitsui Finl Grp Sr Unsecured	2.784% 12 Jul 2022	—	102,971
Synchrony Financial Sr Unsecured	4.5% 23 Jul 2025	—	306,846
Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	—	165,087
Texas Instruments Inc Sr Unsecured	2.25% 4 Sep 2029	—	80,908
Time Warner Cable Llc Sr Secured	5% 1 Feb 2020	—	115,896
Timken Co Sr Unsecured	4.5% 15 Dec 2028	—	244,171
Toyota Auto Receivables Owner Taot 2019 D A3	1.92% 16 Jan 2024	—	674,496
Transcanada Pipelines Sr Unsecured	9.875% 1 Jan 2021	—	320,860
Truist Bank Sr Unsecured	2.45% 1 Aug 2022	—	526,216
Truist Bank Sr Unsecured	2.625% 15 Jan 2022	—	879,232
Truist Fin Corp Sr Unsecured	2.5% 1 Aug 2024	—	205,104
Truist Fin Corp Sr Unsecured	2.625% 29 Jun 2020	—	125,656
Truist Fin Corp Sr Unsecured	3.05% 20 Jun 2022	—	444,637
Tyson Foods Inc Sr Unsecured	4% 1 Mar 2026	—	76,176
Ubs Barclays Commercial Mortga Ubsbb 2013 C6 A4	3.2443% 10 Apr 2046	—	654,546
Ubs Commercial Mortgage Trust Ubscm 2018 C8 A4	3.983% 15 Feb 2051	—	232,508
Ubs Commercial Mortgage Trust Ubscm 2018 C9 A4	4.117% 15 Mar 2051	—	533,878
Ubs Group Ag Sr Unsecured 144A	4.125% 24 Sep 2025	—	212,920
United Technologies Corp Sr Unsecured	1.95% 1 Nov 2021	—	734,231
Unitedhealth Group Inc Sr Unsecured	2.375% 15 Aug 2024	—	649,560
Unitedhealth Group Inc Sr Unsecured	2.125% 15 Mar 2021	—	348,238

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

Us Bancorp Sr Unsecured	2.625% 24 Jan 2022	—	881,352
Verizon Communications Sr Unsecured	3.00988% 15 May 2025	—	724,772
Verizon Owner Trust Vzot 2017 3A A1A 144A	2.06% 20 Apr 2022	—	552,842
Verizon Owner Trust Vzot 2018 1A A1A 144A	2.82% 20 Sep 2022	—	640,279
Verizon Owner Trust Vzot 2018 A A1A	3.23% 20 Apr 2023	—	686,222
Verizon Owner Trust Vzot 2019 C A1A	1.94% 22 Apr 2024	—	303,371
Viacomcbs Inc Sr Unsecured	3.375% 15 Feb 2028	—	183,776
Viacomcbs Inc Sr Unsecured	3.7% 1 Jun 2028	—	21,229
Visa Inc Sr Unsecured	2.2% 14 Dec 2020	—	953,313
Vodafone Group Plc Sr Unsecured	3.75% 16 Jan 2024	—	505,779
Volkswagen Group America Company Guar 144A	3.2% 26 Sep 2026	—	197,737
Volkswagen Group America Company Guar 144A	4.25% 13 Nov 2023	—	446,888
Walmart Inc Sr Unsecured	2.85% 8 Jul 2024	—	560,104
Waste Management Inc Company Guar	2.95% 15 Jun 2024	—	89,570
Wea Finance Llc Company Guar 144A	2.875% 15 Jan 2027	—	297,945
Wells Fargo + Company Sr Unsecured	2.879% 30 Oct 2030	—	524,173
Wells Fargo + Company Sr Unsecured	3.75% 24 Jan 2024	—	365,912
Wells Fargo + Company Sr Unsecured	3.069% 24 Jan 2023	—	305,988
Wells Fargo + Company Sr Unsecured	2.6% 22 Jul 2020	—	774,140
Wells Fargo Bank Na Sr Unsecured	3.625% 22 Oct 2021	—	714,345
Wells Fargo Commercial Mortgag Wfcm 2015 Sg1 A4	3.789% 15 Sep 2048	—	272,397
Wells Fargo Commercial Mortgag Wfcm 2017 Rc1 A2	3.118% 15 Jan 2060	—	1,175,463
Welltower Inc Sr Unsecured	4% 1 Jun 2025	—	422,423
Western Midstream Operat Sr Unsecured	4.5% 1 Mar 2028	—	90,415
Western Midstream Operat Sr Unsecured	4.75% 15 Aug 2028	—	58,361
Western Union Co/The Sr Unsecured	2.85% 10 Jan 2025	—	149,923
Western Union Co/The Sr Unsecured	4.25% 9 Jun 2023	—	381,976
Westinghouse Air Brake Company Guar	3.19363% 15 Sep 2021	—	144,621
Westpac Banking Corp Sr Unsecured	2.8% 11 Jan 2022	—	161,656
Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C11 A4	3.037% 15 Mar 2045	—	369,318
Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C12 A3	2.88% 15 Mar 2048	—	419,486
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A3	3.66% 15 Mar 2047	—	517,856
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A5	4.101% 15 Mar 2047	—	355,357
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C24 A5	3.607% 15 Nov 2047	—	767,167
Williams Companies Inc Sr Unsecured	3.6% 15 Mar 2022	—	242,851
Williams Companies Inc Sr Unsecured	3.9% 15 Jan 2025	—	289,334
Williams Companies Inc Sr Unsecured	4% 15 Nov 2021	—	336,979
World Financial Network Credit Wfnmt 2017 C A	2.31% 15 Aug 2024	—	743,703
World Financial Network Credit Wfnmt 2018 A A	3.07% 16 Dec 2024	—	1,462,030
World Financial Network Credit Wfnmt 2018 A A	3.07% 16 Dec 2024	—	360,634
World Omni Auto Receivables Tr Woart 2019 C A3	1.96% 16 Dec 2024	—	822,623

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023
December 31, 2019

	Zimmer Biomet Holdings Sr Unsecured	2.7% 1 Apr 2020	—	142,763
	Zoetis Inc Sr Unsecured	3.45% 13 Nov 2020	—	128,620
	Corporate and Other Obligations		—	180,757,704
	Separate Investment Contract:
*	Metropolitan Life Insurance Company	Separate Investment Account	—	130,985,479
	Benefit Resource Interest Rate Wrapper Contracts:
*	Metropolitan Life Insurance Company		—	(54,037)
*	Prudential Financial Inc		—	(60,444)
*	Transamerica Inc		—	(129,011)
	Benefit Resource Interest Rate Wrapper Contracts		—	(243,492)
	Synthetic Guaranteed Investment Contracts at Fair Value		—	561,432,687
	Adjustment to Contract Value		—	(12,442,641)
	Synthetic Guaranteed Investment Contracts at Contract Value		—	548,990,046
	Common-collective Trusts:
*	Northern Trust Domestic Mid Cap	Common-collective Trusts	—	66,206,123
*	SSgA Emerging Markets Equity	Common-collective Trusts	—	28,698,022
*	State Street S&P 500 Index Non-Lending Series Fund	Common-collective Trusts	—	435,748,911
*	State Street International Index Non-Lending Series Fund	Common-collective Trusts	—	105,930,173
*	State Street Russell Small Cap Index Non-Lending Series Fund	Common-collective Trusts	—	132,126,325
*	Vanguard Target Retirement Income	Common-collective Trusts	—	65,350,079
*	Vanguard Target Retirement 2015	Common-collective Trusts	—	32,437,962
*	Vanguard Target Retirement 2020	Common-collective Trusts	—	77,985,859
*	Vanguard Target Retirement 2025	Common-collective Trusts	—	111,004,712
*	Vanguard Target Retirement 2030	Common-collective Trusts	—	119,542,568
*	Vanguard Target Retirement 2035	Common-collective Trusts	—	122,118,109
*	Vanguard Target Retirement 2040	Common-collective Trusts	—	102,171,074
*	Vanguard Target Retirement 2045	Common-collective Trusts	—	78,352,624
*	Vanguard Target Retirement 2050	Common-collective Trusts	—	85,917,862
*	Vanguard Target Retirement 2055	Common-collective Trusts	—	7,865,222
	Commingled Investments		—	1,571,455,625
***	Self-managed Fund:
	Self-managed Fund		—	72,765,189
*	Participant Loans	Interest rates range from 4.25% to 6.75%	—	36,257,958
	Collateral Held on Loaned Securities
*	SSgA Quality D Short-term Investment Fund		—	6,767,810
	Total Investments		—	$2,694,363,868

* Party-in-interest
** These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
*** Certain investments in this fund are with Parties-in-Interest
(1) Cost information not required for participant-directed investments.

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 29, 2020	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee